MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries, the “Company”), and their performance for the years ended December 31, 2018, 2017 and 2016. This MD&A should be read in conjunction with TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2018, together with the notes thereto (the “Consolidated Financial Statements”), prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (“FASB”).

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and Alignvest Acquisition Corporation (“Alignvest”, now TIP Inc.), completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016, the “Arrangement Agreement”). Alignvest, a special purpose acquisition corporation (“SPAC”) whose Class A restricted voting shares and warrants were listed on the Toronto Stock Exchange, was incorporated under the Business Corporations Act of Ontario (“OBCA”) on May 11, 2015 for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar transaction involving Alignvest, referred to as its “qualifying acquisition”. The consummation of the Arrangement with Trilogy LLC represented Alignvest’s qualifying acquisition. At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” Immediately following the completion of the Arrangement, TIP Inc. was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporation Act (British Colombia). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization; therefore, Trilogy LLC was considered the accounting acquirer of TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of the period ended and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the acquisition. TIP Inc.’s only business is to act, through a wholly owned subsidiary, as the sole managing member of Trilogy LLC. As of December 31, 2018, TIP Inc. holds a 68.7% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of March 27, 2019 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include those about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company’s future projects and plans proceeding as anticipated;

  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
  general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” included in the Annual Information Form for the year ended December 31, 2018 (the “2018 AIF”) filed on SEDAR and (with TIP Inc.’s Annual Report on Form 40-F) on EDGAR by TIP Inc., and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements include, without limitation:

  Trilogy LLC’s and the Company’s history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;
  the Company’s and Trilogy LLC’s status as holding companies;
  the Company's and its subsidiaries' ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
  the Company’s and Trilogy LLC's ability to incur additional debt despite its indebtedness level;
  the Company’s ability to pay interest due on its indebtedness;
  the Company’s ability to refinance its indebtedness;
  the risk that the Company’s credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of “conflict minerals” in handsets and the availability of certain products, including handsets;
  anti-corruption compliance;
  intense competition in all aspects of the Company’s business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers;
  subscriber churn risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company’s future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company’s wireless network;
  the ability of the Company to protect subscriber information, and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company’s subsidiaries;
  general economic risks;

  natural disasters, including earthquakes;
  foreign exchange rate changes;
  currency controls and withholding taxes;
  interest rate risk;
  Trilogy LLC’s ability to utilize carried forward tax losses;
  tax related risks;
  the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
  Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among TIP Inc.'s and Trilogy LLC’s other equity owners in certain circumstances;
  the Company’s internal controls over financial reporting;
  an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012;
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the common shares of TIP Inc. (the “Common Shares”) may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the shares to decline;
  risks that the Company may not pay dividends;
  restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
  dilution of the Common Shares and other risks associated with equity financings;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares;
  new laws and regulations; and
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is also based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in TIP Inc.’s 2018 AIF under the heading “Risk Factors” and discussed herein under the heading “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, 2degrees, NuevaTel and Viva. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company’s services cover an aggregate population of 15.9 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000, when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. Trilogy LLC launched its greenfield operations in New Zealand, Two Degrees Mobile Limited (“2degrees”), in 2009. As of December 31, 2018, the Company had approximately 1,821 employees.

The Company’s Strategy

The Company’s strategy is to build, acquire and manage wireless and wireline operations in markets that are located outside the United States of America and demonstrate the potential for continuing growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity with each of the Company’s markets in different stages of smartphone and other data-enabled device penetration.

The Company’s services are provided using a variety of wireless service communication technologies: Global System for Mobile Communications (“GSM” or “2G”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). Deployment of 4G in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 3G and 4G services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. Furthermore, in light of the fact that LTE standards are now ratified, the Company expects that in the foreseeable future 4G LTE networks will be enhanced with 4.5G and 4.9G services, which are recognized in the industry as LTE Advanced (“LTE-A”) and LTE Advanced Pro (“LTE-A pro”), respectively. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers.

In April 2015, the Company entered the New Zealand broadband market through the acquisition of a broadband business which allows it to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates better customer retention and the ability to capture a larger share of household communications revenues and small and medium enterprise customers.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	December 31, 2018	December 31, 2017	December 31, 2016

End of period NZD to USD exchange rate	0.67	0.71	0.69

% Change	(5%)	3%

	Year Ended December 31,

	2018		2017	2016

Average NZD to USD exchange rate	0.69		0.71	0.70

% Change	(3%	)	2%

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar (“CAD” or “C$”), expressed in USD, as quoted by the Bank of Canada.

	December 31, 2018		December 31, 2017	December 31, 2016

End of period CAD to USD exchange rate	0.73		0.80	0.74

% Change	(8%	)	7%

	Year Ended December 31,

	2018	2017	2016

Average CAD to USD exchange rate	0.77	0.77	0.75

% Change	0%	2%

Overall Performance

The table below summarizes the Company’s key financial metrics for the years ended December 31, 2018, 2017 and 2016:

	For the Year Ended December 31,			% Variance
(in thousands)	2018	2017	2016	2018 vs 2017		2017 vs 2016

Postpaid wireless subscribers	767	737	717	4%		3%
Prepaid wireless subscribers	2,600	2,824	2,876	(8%	)	(2%	)
Other wireless subscribers(1)	58	61	64	(6%	)	(4%	)
Wireline subscribers	82	69	56	19%		23%
Total ending subscribers	3,506	3,690	3,712	(5%	)	(1%	)

(in millions, unless otherwise noted)
Service revenues	$576.6	$600.1	$586.3	(4%	)	2%
Total revenues	$798.2	$778.9	$765.0	2%		2%
Loss from continuing operations	$(31.7)	$(30.1)	$(40.6)	(6%	)	26%
Consolidated Adjusted EBITDA(2)	$144.7	$150.4	$154.7	(4%	)	(3%	)
Consolidated Adjusted EBITDA Margin %(2)	25%	25%	26%	n/m		n/m
Capital expenditures(3)	$82.9	$92.4	$107.6	(10%	)	(14%	)

n/m - not meaningful
(1)Includes public telephony and other wireless subscribers.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.
(3)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements. Purchase of property and equipment from discontinued operations was $0.2 million for the year ended December 31, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016 (see “Discontinued Operations – Trilogy Dominicana” below).

Reclassification of Imputed Discount on Equipment Installment Plan Receivables

Beginning with the second quarter of 2018, the amortization of imputed discount on Equipment Installment Plan (“EIP”) receivables was reclassified from Other, net and is now included as a component of Non-subscriber international long distance and other revenues on our Consolidated Statements of Operations and Comprehensive Loss. This presentation provides a clearer representation of amounts earned from the Company’s ongoing operations and aligns with industry practice thereby enhancing comparability. We applied this reclassification to all periods presented in this MD&A.

Amortization of imputed discount included within Non-subscriber international long distance and other revenues was $2.4 million, $2.1 million and $1.6 million for the year ended December 31, 2018, 2017 and 2016, respectively. This change had no impact on net loss for any period presented.

2018 Full Year Highlights

  Strong growth in New Zealand wireless postpaid subscribers which increased by 34 thousand or 9% from December 31, 2017. Consolidated ending postpaid subscribers grew 4% from December 31, 2017.

  New Zealand wireline subscribers increased by 13 thousand or 19% from December 31, 2017.

  Excluding the adverse impact of the New Zealand dollar as compared to the U.S. dollar, New Zealand blended wireless ARPU increased 1% in 2018 compared to 2017 (a decline of 2% including the impact of foreign currency). This increase was primarily due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base.

  Excluding the adverse impact of the New Zealand dollar as compared to the U.S. dollar, New Zealand wireline and postpaid service revenues grew 11% and 5% (an increase of 8% and 2% including the impact of foreign currency), respectively, during the year ended December 31, 2018 which contributed to a 1% increase in New Zealand service revenues compared to the same period in 2017 (a decline of 2% including the impact of foreign currency).

  Loss from continuing operations increased by 6%, or $1.7 million, over the year ended December 31, 2017.

  Excluding the adverse impact of the New Zealand dollar as compared to the U.S. dollar, New Zealand Adjusted EBITDA increased 9% over the prior year (an increase of 6% including the impact of foreign currency). Consolidated Adjusted EBITDA declined $5.7 million, or 4% over the prior year, and Consolidated Adjusted EBITDA margin was 25% in both 2018 and 2017.

  Significant investment in network infrastructure with capital expenditures of $82.9 million in 2018. 4G LTE sites on air increased by 22% from December 31, 2017 as 99% of New Zealand and 90% of Bolivian network sites are now 4G LTE-enabled.

  In Bolivia, 4G LTE adoption among subscribers increased from 20% in 2017 to 38% in 2018.

  Net cash provided by operating activities increased by 15%, or $9.6 million, over the year ended December 31, 2017.

Performance Against Full Year Guidance

The following table presents the Company’s full-year 2018 guidance and actual results.

	Missed X	Achieved √

2018
	Revised Guidance(1)	2018 Actual	Achievement

New Zealand
Service revenues	Increase of approximately 2%(2)	Increase of 1%(2)(3)	√
Adjusted EBITDA	Increase of 5% to 7%(2)	Increase of 9%(2)	√

Bolivia
Service revenues	Decrease of 9% to 11%	Decrease of 7%	√
Adjusted EBITDA	Decrease of 17% to 20%	Decrease of 14%	√

(1)Based on guidance updated November 7, 2018.
(2)Growth in the above table excludes the impact of foreign exchange rates and accounting changes.
(3)Excluding the impact of the decline in roamer revenues, service revenues in New Zealand increased 2%. Roamer revenues were $4 million in 2018 and $9 million in 2017.

Based on guidance updated November 7, 2018, Capital expenditures in New Zealand were expected to remain consistent with 2017 and in Bolivia were expected to decrease between 25% to 30%. In 2018 as compared to 2017, Capital expenditures in New Zealand increased 1%, excluding the impact of foreign exchange rates, and in Bolivia decreased 20%.

Full Year Guidance

The following table presents the Company’s actual results for the year 2018 and guidance ranges presented as percentages reflecting changes over 2018 actual results. For our New Zealand segment, our guidance and actual results exclude the impact of foreign exchange rates in 2019. Additionally, the Company adopted the new revenue accounting standard on January 1, 2019 (see Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Company’s Consolidated Financial Statements). Thus, 2019 guidance is also presented including the impact of that accounting standard. For 2019, the assessment of our performance against guidance will be calculated including the impact of the new revenue standard.

			2019 Guidance with
			impact of New Revenue
(in millions)	2018 Actual	2019 Guidance	Standard(1)

New Zealand(2)
Service revenues	$339.4	Increase of 2% to 4%	Increase of 1% to 3%
Adjusted EBITDA	$90.4	Increase of 6% to 8%	Increase of 15% to 17%

Bolivia(3)
Service revenues	$236.3	Decrease of 7% to 11%	Decrease of 9% to 13%
Adjusted EBITDA	$65.5	Decrease of 35% to 40%	Decrease of 29% to 34%

(1)The impact on guidance under the new revenue standard as it relates to service revenues primarily reflects the reallocation of revenue from service revenues to equipment sales. The impact on guidance under the new revenue standard as it relates to Adjusted EBITDA primarily reflects the deferral and amortization of commissions paid to acquire postpaid and prepaid service contracts.
(2)Excludes the impact of foreign exchange rate for New Zealand.
(3)Bolivia 2019 guidance ranges are expected to be impacted by the $100 million tower sale transaction announced in the first quarter of 2019, whereby operating expenses will increase by approximately $8 million on an annualized basis. Additionally, it is expected that the competitive conditions of the fourth quarter of 2018 will persist through 2019.

Consolidated capital expenditures for the full year 2019 are expected to be substantially consistent with 2018, on an absolute dollar basis. In addition to our guidance of baseline consolidated capital expenditures, the Company may also evaluate incremental uses of capital. Such incremental projects may include strategic initiatives such as additional national roaming network build in New Zealand and fixed LTE investment in Bolivia which are expected to be partially funded with available borrowing capacity in both markets. In addition to the aforementioned capital expenditures, Bolivia expects to make a payment of approximately $25 million for spectrum renewal in 2019.

The above table outlines guidance ranges for selected full year 2019 consolidated financial metrics. These ranges take into consideration our current outlook and our actual results for 2018. The purpose of the financial outlook is to assist investors, shareholders and others in understanding certain financial metrics relating to expected 2019 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "Cautionary Note Regarding Forward-Looking Statements" in this MD&A and in the AIF, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a full year basis, which are consistent with annual full year TIP Inc. board of director approved plans. Any updates to our full year financial guidance over the course of the year would only be made to the guidance ranges that appear above.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of December 31,			% Variance
(in thousands)	2018	2017	2016	2018 vs 2017		2017 vs 2016
New Zealand
Postpaid wireless subscribers	430	396	372	9%		6%
Prepaid wireless subscribers (1)	965	1,025	1,067	(6%	)	(4%	)
Wireline subscribers	82	69	56	19%		23%
New Zealand Total	1,477	1,490	1,495	(1%	)	(0%	)

Bolivia
Postpaid wireless subscribers	337	341	345	(1%	)	(1%	)
Prepaid wireless subscribers	1,634	1,799	1,809	(9%	)	(1%	)
Other wireless subscribers(2)	58	61	64	(6%	)	(4%	)
Bolivia Total	2,028	2,201	2,217	(8%	)	(1%	)

Consolidated
Postpaid wireless subscribers	767	737	717	4%		3%
Prepaid wireless subscribers (1)	2,600	2,824	2,876	(8%	)	(2%	)
Other wireless subscribers(2)	58	61	64	(6%	)	(4%	)
Wireline subscribers	82	69	56	19%		23%
Consolidated Total	3,506	3,690	3,712	(5%	)	(1%	)

(1)Includes approximately 37 thousand deactivations of prepaid wireless subscribers relating to the 2degrees’s planned shutdown of its 2G services in March 2018.
(2)Includes public telephony and other wireless subscribers.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. Wireless subscribers include both postpaid and prepaid services for voice-only, data-only or a combination thereof in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Wireline subscribers comprise the subscribers associated with the Company’s fixed broadband product in New Zealand.

The Company ended December 31, 2018 with 3.4 million consolidated wireless subscribers, a loss of 198 thousand wireless subscribers compared to December 31, 2017; it ended the period with 82 thousand wireline subscribers, an increase of 13 thousand wireline subscribers over December 31, 2017.

  New Zealand’s wireless subscriber base decreased 2% compared to December 31, 2017, mainly driven by a decline in prepaid subscribers, which declined 6% in the period. This decline was primarily due to 2degrees’ shutdown of its 2G services in the first quarter of 2018, which deactivated 37 thousand low-value 2G subscribers. The decline in prepaid subscribers was partially offset by growth in postpaid subscribers of 9%. Wireline subscribers increased 19% compared to December 31, 2017, reflecting growth in residential customers.

  Bolivia’s wireless subscriber base decreased 8% compared to December 31, 2017, reflecting a decline of prepaid subscribers of 9%. This decline primarily resulted from the conclusion of a promotion that began in 2017 and ended in the second quarter of 2018. The introduction of mobile number portability on October 1, 2018 also contributed to the loss of subscribers.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Key Performance Metrics(1)

	For the Year Ended December 31,			% Variance
(not rounded, unless otherwise noted)	2018	2017	2016	2018 vs 2017		2017 vs 2016

Monthly blended wireless ARPU	$11.83	$12.05	$11.84	(2%	)	2%

Monthly postpaid wireless ARPU	$29.16	$30.19	$29.85	(3%	)	1%

Monthly prepaid wireless ARPU	$6.74	$7.01	$7.23	(4%	)	(3%	)

Cost of acquisition	$48.02	$58.44	$60.03	(18%	)	(3%	)

Equipment subsidy per gross addition	$5.18	$9.02	$9.27	(43%	)	(3%	)

Blended wireless churn	6.03%	4.87%	4.82%	n/m		n/m

Postpaid wireless churn	1.66%	1.68%	1.37%	n/m		n/m

Capital expenditures (in millions)(2)	$82.9	$92.4	$107.6	(10%	)	(14%	)

Capital intensity	14%	15%	18%	n/m		n/m

n/m - not meaningful
(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures - Definitions” in this MD&A.
(2)Represents purchases of property and equipment from continuing operations excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements. Purchase of property and equipment from discontinued operations was $0.2 million for the year ended December 31, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016 (see “Discontinued Operations—Trilogy Dominicana” below).

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

Monthly blended wireless ARPU decreased by 2% for the year ended December 31, 2018, compared to the same period in 2017, mainly driven by the decline in prepaid wireless ARPU in Bolivia as prepaid data revenues were impacted during 2018 by promotional offers increasing value for price, which more than offset the increase in data usage per customer. However, consolidated wireless data ARPU increased by 2% for the year ended December 31, 2018, compared to the same period in 2017. Excluding the adverse impact of the New Zealand dollar as compared to the U.S. dollar, consolidated wireless data ARPU increased 4%, compared to the same period in 2017, due to an increase in New Zealand which was partially offset by the decline in Bolivia.

The impact of foreign currency also contributed to the decline in the consolidated monthly blended wireless ARPU of 2%. Excluding the impact of foreign currency in New Zealand, consolidated monthly blended wireless ARPU remained flat, compared to the same period in 2017. New Zealand blended wireless ARPU increased 1% for the year ended December 31, 2018 compared to the same period in 2017, excluding the impact of foreign currency. This increase was primarily due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base, partially offset by a decline in roaming revenue per average subscriber.

Monthly blended wireless ARPU increased by 2% for the year ended December 31, 2017, compared to the same period in 2016; monthly postpaid wireless ARPU increased by 1% for the year ended December 31, 2017, compared to the same period in 2016; and wireless data ARPU increased by 12% for the year ended December 31, 2017, compared to the same period in 2016, while wireless voice and other ARPU declined by 9% for the same periods.

The 2% monthly blended wireless ARPU increase in 2017, over 2016, was primarily driven by New Zealand. In New Zealand, the overall increase in blended wireless ARPU for the year ended December 31, 2017, compared to the same period in 2016, was due to a higher proportion of total wireless subscribers being postpaid wireless subscribers and an increase in data usage per subscriber.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by increases or decreases in equipment subsidies, as well as fluctuations in its sales and marketing expenses, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition decreased 18% for the year ended December 31, 2018 compared to 2017. This decrease was primarily attributable to the mix of gross additions in New Zealand and Bolivia. There was an increase in the cost of acquisition in New Zealand which was primarily a result of a decrease in wireless gross additions when compared to the same period in 2017. In Bolivia, cost of acquisition decreased, which was primarily related to a decrease in sales and marketing expense per gross addition as a result of a decrease in the accrual for its customer loyalty program discontinued in the third quarter of 2018.

Cost of acquisition decreased 3% for the year ended December 31, 2017 compared to 2016, mainly attributable to decreases in Bolivia in sales and marketing per gross addition due to a decline in event and sponsorship expenses and commission expenses. Equipment subsidy per gross addition also declined as discussed below. These declines were partially offset by an increase in sales and marketing per gross addition for New Zealand.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company’s cost of acquisition, have centered on an increasing demand for, and promotion of, smartphone devices. In Bolivia, a comparatively new entrant into smartphone-centric adoption, equipment subsidies are used to encourage smartphone-device usage. The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. In New Zealand, growth in the wireline subscriber base has resulted in an increase in wireline equipment costs. The Company also periodically offers equipment subsidies on certain plans and higher-end wireless devices; however, there has been less of a focus on handset subsidies since the launch of the EIP in the third quarter of 2014.

The equipment subsidy per gross addition declined by 43% for the year ended December 31, 2018 compared to the year ended December 31, 2017. This decrease was mainly attributable to a decline in handset subsidies in New Zealand as the Company offered fewer handset subsidies during 2018 than in 2017.

The equipment subsidy per gross addition decreased by 3% for the year ended December 31, 2017 compared to the year ended December 31, 2016. This decrease was mainly attributable to a decline in Bolivia, partially offset by the increase in wireline equipment subsidy costs in New Zealand mentioned above. This decline in Bolivia is due to higher handset subsidies and promotions in connection with 4G initiatives that occurred in 2016.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events and holidays. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off, and new device or service launches.

Both New Zealand and Bolivia evaluate their subscriber bases periodically to assess activity in accordance with their subscriber service agreements, and customers who are unable to pay within established standards are terminated; their terminations are recorded as involuntary churn.

Blended wireless churn increased by 116 basis points for the year ended December 31, 2018, compared to the year ended December 31, 2017, due to increased churn in Bolivia as a result of the conclusion of prepaid promotional activity during 2018 and the introduction of mobile number portability on October 1, 2018. The increase in churn in Bolivia was partially offset by decreased churn in New Zealand.

Blended wireless churn increased by 5 basis points for the year ended December 31, 2017, compared to the year ended December 31, 2016, primarily due to increased churn in New Zealand partially offset by decreased churn in Bolivia as offers during the second half of the year improved customer retention.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The Company’s industry requires significant and on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, planning, funding and managing them is a key focus.

Capital expenditures represent purchases of property and equipment from continuing operations, excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes this measure best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing between periods.

For the year ended December 31, 2018 compared to the prior year, the capital intensity percentage decreased primarily due to a decrease in capital expenditures in Bolivia due to timing of spending for the LTE overlay in 2018. In 2018, capital expenditures in Bolivia were incurred mainly for the overlay of 4G LTE technology on existing cell sites as the Company focused on expanding 4G LTE coverage.

For the year ended December 31, 2017 compared to the prior year, the capital intensity percentage decreased representing a decrease in 2017 capital expenditures as a result of the completion in 2016 of the national roaming build and IT projects in New Zealand.

Results of Operations

Consolidated Revenues

	For the Year Ended December 31,			% Variance

(in millions)	2018	2017	2016	2018 vs 2017		2017 vs 2016

Revenues:

Wireless service revenues	$500.3	$526.2	$524.7	(5%	)	0%

Wireline service revenues	61.8	57.1	43.4	8%		32%

Equipment sales	221.6	178.8	178.8	24%		0%

Non-subscriber ILD and other revenues	14.4	16.7	18.1	(14%	)	(8%	)

Total revenues	$798.2	$778.9	$765.0	2%		2%

Consolidated Wireless Service Revenues
Wireless service revenues decreased $25.9 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. Excluding the adverse impact of the New Zealand dollar as compared to the U.S. dollar, wireless service revenues decreased $18.5 million compared to the same period in 2017 primarily due to a decrease in prepaid revenues in Bolivia attributable to declines in both data revenues and voice revenues. The data revenues decline was mainly driven by competitive pricing changes in the market, whereas the voice revenues decline was due to a decrease in the volume of voice traffic on the network. Consolidated data revenues declined $3.6 million; however, excluding the impact of foreign currency, consolidated data revenues increased $1.1 million compared to 2017, as increases in New Zealand offset declines in Bolivia.

Wireless service revenues increased $1.5 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was primarily due to stronger data revenues in both New Zealand and Bolivia and an increase in the postpaid wireless subscriber base in New Zealand being partially offset by a decline in prepaid revenues in Bolivia. Consolidated data revenue increased by 11% for the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was driven primarily by an increase in postpaid subscribers in New Zealand and growth in 4G LTE device adoption and data usage in both New Zealand and Bolivia.

Consolidated Wireline Service Revenues
Wireline service revenues increased $4.7 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, primarily due to the 19% growth in the wireline subscriber base.

Wireline service revenues increased $13.7 million for the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily due to growth in the wireline residential subscriber base partially offset by a decline in wireline residential ARPU of 6%. The wireline residential subscriber base increased 23% over the same period in 2016, ending 2017 with approximately 69 thousand wireline residential subscribers.

Consolidated Equipment Sales
Equipment sales increased $42.8 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, due to a shift in product mix toward higher priced devices coupled with an increase in the volume of sales over the prior year in New Zealand.

Equipment sales were flat for the year ended December 31, 2017 compared to the year ended December 31, 2016. Excluding the impact of foreign currency, consolidated equipment sales decreased $3.5 million in 2017 compared to the year ended December 31, 2016. This decrease was due to declines in Bolivia and New Zealand attributable to a decline in the number of handsets sold as a result of more promotional activity in 2016 in Bolivia to stimulate the demand for 4G LTE handsets and data usage and fewer gross additions in New Zealand in 2017 due to the IT system implementation.

Consolidated Non-subscriber International Long Distance (“ILD”) and Other Revenues

Non-subscriber ILD and other revenues decreased $2.3 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily due to a decrease in traffic terminating on the Company’s network in New Zealand.

Non-subscriber ILD and other revenues decreased $1.4 million for the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily due to a decrease in traffic terminating on the Company’s network in Bolivia.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	For the Year Ended December 31,			% Variance
(in millions)	2018	2017	2016	2018 vs 2017		2017 vs 2016
Operating expenses:

Cost of service, exclusive of depreciation, amortization and accretion shown separately	$202.3	$214.7	$212.7	(6%	)	1%

Cost of equipment sales	233.8	197.7	197.9	18%		(0%	)

Sales and marketing	100.6	103.3	104.5	(3%	)	(1%	)

General and administrative	126.6	121.4	102.3	4%		19%

Depreciation, amortization and accretion	111.9	106.9	105.5	5%		1%

Loss on disposal and abandonment of assets	1.3	0.7	0.6	97%		12%

Total operating expenses	$776.6	$744.7	$723.3	4%		3%

Consolidated Cost of Service
Cost of service expense decreased $12.3 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, due to declines in both New Zealand and Bolivia. In New Zealand, the decline was mainly attributable to a decline in non-subscriber interconnection costs associated with a decline in the volume of traffic terminating on other carriers’ networks. In Bolivia, the decline was driven by a decrease in interconnection costs due to a lower volume of voice traffic terminating outside of NuevaTel’s network. There was also a decline associated with the strengthening of the U.S. dollar as compared to the New Zealand dollar and a decline in national roaming costs in New Zealand primarily attributable to 2degrees’ investment in increasing the coverage of its network.

Cost of service expense increased $2.0 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. Excluding the impact of foreign currency, cost of service was flat in 2017 compared to 2016. Cost of service expense in New Zealand increased due to higher broadband transmission expenses and the strengthening of the New Zealand dollar as compared to the U.S. dollar. These increases were partially offset by a decline in national roaming costs in New Zealand and reduced voice and Short Messaging Service (“SMS”) interconnection costs in Bolivia.

Consolidated Cost of Equipment Sales
Cost of equipment sales increased $36.1 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, primarily due to a product mix shift toward higher priced handset devices coupled with an increase in the volume of sales over the same period in the prior year in New Zealand. 2degrees offered new plan options and promotions during 2018 which resulted in customer adoption of higher priced handset devices. This increase was partially offset by a decline associated with the strengthening of the U.S. dollar as compared to the New Zealand dollar.

Cost of equipment sales was flat for the year ended December 31, 2017 compared to the year ended December 31, 2016. Excluding the impact of foreign currency, cost of equipment sales decreased $3.8 million, or 2%, in 2017 compared to 2016, due to a decline in Bolivia as a result of a higher level of handset subsidies and promotional activity in 2016 to stimulate the demand for 4G LTE handsets and data usage and fewer gross additions in New Zealand in 2017 due to the IT system implementation.

Consolidated Sales and Marketing
Sales and marketing decreased $2.7 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, due to a decline in Bolivia that more than offset the increase in New Zealand. In Bolivia, the decline was related to the accrual for its customer loyalty program which ended in the third quarter of 2018. The net impact of the change of this accrual, which reversed expenses that were previously recognized but not incurred through completion of the program, was $2.2 million for the year ended December 31, 2018. In New Zealand, there was an increase due to higher advertising and promotion costs compared to the same period in 2017.

Sales and marketing decreased $1.1 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. Excluding the impact of foreign currency, sales and marketing decreased $2.4 million, or 2%, due to a decline in events and sponsorships as we spend more digitally and a decrease in commissions in Bolivia as a result of the decline in the prepaid subscriber base.

Consolidated General and Administrative
General and administrative costs increased $5.2 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, driven by increases in both New Zealand and Bolivia. In New Zealand, the increase was primarily driven by the loss on sales of EIP receivables driven by a higher volume of sales of EIP receivables made in 2018 as compared to 2017 along with an increase in equity-based compensation expense. These increases in New Zealand were partially offset by a decline in bad debt expense which was higher in 2017 primarily associated with our IT transition. In Bolivia, the increase was driven by increased salaries and wages and business taxes. General and administrative costs also increased due to an increase in consolidated costs incurred related to the implementation of the new revenue recognition standard of approximately $1.8 million compared to 2017.

General and administrative costs increased $19.2 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. This increase was primarily driven by increases in New Zealand for bad debt expense and an increase in computer hardware and software maintenance costs attributable to the conversion to the new business support system. New Zealand also had an increase in consulting expenses and salaries and wages for customer care and IT. These increases were partially offset by a decline in losses associated with the sale of EIP receivables as fewer sales of EIP receivables were made during 2017. In addition, there was a decrease in equity-based compensation expense in New Zealand as existing plans became fully vested. There were also increased headquarter costs of $6.7 million in 2017 compared to 2016, primarily related to nonrecurring compliance costs associated with becoming a public company, along with non-cash equity-based compensation expenses of $2.1 million mainly related to restricted share units granted in June 2017.

Consolidated Depreciation, Amortization and Accretion
Depreciation, amortization and accretion increased $5.0 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, primarily due to current and prior expenditures for LTE network overlay and software development enhancements.

Depreciation, amortization and accretion increased $1.5 million for the year ended December 31, 2017, compared to the year ended December 31, 2016, primarily due to the new business support system placed into service in New Zealand during the first quarter of 2017 and the strengthening of the New Zealand dollar as compared to the U.S. dollar, partially offset by an annual revision in estimated cash flows of asset retirement obligations during the third quarter of 2017.

Consolidated Other Expenses (Income)

	For the Year Ended December 31,			% Variance
(in millions)	2018	2017	2016	2018 vs 2017		2017 vs 2016
Interest expense	$45.9	$59.8	$69.1	(23%	)	(13%	)
Change in fair value of warrant liability	(6.4)	(9.1)	-	30%		n/m
Debt modification and extinguishment costs	4.2	6.7	3.8	(37%	)	76%
Other, net	4.7	(1.3)	1.8	452%		(175%	)

Consolidated Interest Expense
Interest expense decreased by $13.8 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. Interest expense decreased by $9.3 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. These decreases were primarily due to the refinancing and repayment in 2017 of the 13.375% Trilogy LLC senior secured notes due 2019 (the “Trilogy 2019 Notes”) in the aggregate principal amount of $450 million. In May 2017, Trilogy LLC issued 8.875% senior secured notes due 2022 (the “Trilogy 2022 Notes”) in the aggregate principal amount of $350 million and used the proceeds thereof, together with cash on hand, to repay the Trilogy 2019 Notes. This refinancing and repayment had the effect of reducing annualized interest costs at Trilogy LLC from approximately $60 million to approximately $31 million.

Consolidated Change in Fair Value of Warrant Liability
As of February 7, 2017 in connection with the completion of the Arrangement, TIP Inc.’s issued and outstanding warrants were classified as a liability, as the warrants are written options that are not indexed to Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statement of Operations. The non-cash gain from the change in fair value of the warrant liability declined by $2.7 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, mainly due to changes in the trading price of the warrants.

The change in fair value of the warrant liability due to changes in the trading price of the warrants was a non-cash gain of $9.1 million for the period from February 7, 2017 through December 31, 2017.

Consolidated Debt Modification and Extinguishment Costs
Debt modification costs decreased by $2.5 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, due to the costs in 2017 associated with the refinancing of the Trilogy 2019 Notes partially offset by the costs in 2018 associated with the refinancing of the 2degrees senior debt facility. In July 2018, 2degrees entered into a new debt agreement (“New Zealand 2021 Senior Facilities Agreement”) and approximately $3.7 million of fees paid to lenders and third parties in connection with the refinancing were expensed. Additionally, approximately $0.5 million of unamortized deferred financing costs were expensed during the third quarter of 2018 as a result of the refinancing.

Debt modification costs increased $2.9 million for the year ended December 31, 2017, compared to the year ended December 31, 2016, due to third-party costs associated with the refinancing of the Trilogy 2019 Notes in 2017 exceeding the fees paid to third parties in connection with the Trilogy 2016 Notes refinancing in 2016. Additionally, unamortized deferred financing costs and unamortized discount previously outstanding were expensed in 2017 as a result of the refinancing in that year.

Consolidated Other, Net

Other, net income decreased by $6.0 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This decline was primarily driven by a $4.5 million fine in Bolivia accrued in September 2018 related to a network outage that occurred in 2015. For additional information, see Note 16 – Commitments and Contingencies to the Company’s Consolidated Financial Statements.

Other, net expense decreased $3.1 million for the year ended December 31, 2017, compared to the year ended December 31, 2016, primarily due to an accrual for a fine in Bolivia during 2016 for delays in making repairs to public telephone equipment.

Consolidated Income Taxes

	For the Year Ended December 31,			% Variance
(in millions)	2018	2017	2016	2018 vs 2017		2017 vs 2016
Income tax expense	$4.9	$8.2	$7.6	(40%	)	7%

Income Tax Expense

Income tax expense decreased $3.3 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, primarily due to lower pre-tax earnings in Bolivia.

Income tax expense increased $0.5 million for the year ended December 31, 2017, compared to the year ended December 31, 2016, due to changes in taxable income, certain withholding taxes, and other related impacts for both NuevaTel and 2degrees, none of which were significant individually or in the aggregate.

Discontinued Operations

Trilogy Dominicana

In March 2015, Trilogy LLC committed to a plan to sell its wholly-owned subsidiary in the Dominican Republic, Trilogy Dominicana S.A. (“Trilogy Dominicana”). As a result of the plan to sell Trilogy Dominicana and the discontinuance of further significant business activities in the Dominican Republic, the assets and liabilities of Trilogy Dominicana were classified as held for sale and the results of operations were classified as discontinued operations for all periods presented in accordance with FASB Accounting Standards Codification 205-20, “Discontinued Operations”. Depreciation of the related property and equipment ceased at the time of reclassification of such assets.

On May 22, 2015, Trilogy LLC, through its subsidiary, Trilogy International Dominican Republic LLC, entered into an agreement (as amended on August 21, 2015) to sell Trilogy Dominicana to Servicios Ampliados de Teléfonos S.A., a Dominican Republic entity, for a sale price of $62 million. In connection with the sale agreement, the buyer additionally agreed to fund the operations during the transition period. In fiscal 2015, Trilogy LLC received cash of $27 million from the buyer. On March 23, 2016, the sale of Trilogy Dominicana was completed and Trilogy LLC received the remaining proceeds of $35.0 million and recognized a gain on the sale of $52.8 million. The gain reflected the $62.0 million stated purchase price along with $6.0 million provided in fiscal 2015 by the buyer to fund operations through completion of the sale, net of $5.4 million capital gains taxes paid on April 8, 2016 to the Dominican Republic tax authority, the net assets of Trilogy Dominicana at the closing date and the transaction costs of $0.9 million incurred in fiscal 2015 to complete the transaction. Additionally, upon completion of the sale on March 23, 2016, net operating loss carryforwards of $66.5 million at Trilogy Dominicana as of December 31, 2015, which were subject to a full valuation allowance, were no longer available to the Company.

There were no assets and liabilities related to discontinued operations as of December 31, 2018 or December 31, 2017.

No activity from discontinued operations was recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

The Company had revenues of $7.5 million, a net loss of $2.5 million, a gain on sale of discontinued operations of $52.8 million, and a gain from discontinued operations, net of tax, of $50.3 million related to Trilogy Dominicana, for the year ended December 31, 2016. In addition, for the year ended December 31, 2016, there was Net cash provided by operating activities of $0.2 million and Net cash used in investing activities of $0.5 million related to Trilogy Dominicana.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections, as well as in-home use based on WiMAX technology. In New Zealand, fixed broadband communications services, or wireline services, have been offered since May 2015.

The Company’s networks support several digital technologies: GSM, 3G, 4G LTE and WiMAX. In Bolivia, the Company launched 4G LTE services in May 2015 and the Company had 1,115 4G LTE sites on-air as of December 31, 2018, an increase of 309 4G LTE sites during 2018. In New Zealand, the Company launched 4G LTE services in 2014 and the Company had 1,086 4G LTE sites on-air as of December 31, 2018, an increase of 87 4G LTE sites during 2018.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of December 31, 2018	73.3%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	4.5	11.3
Wireless Penetration(2)	141%	84%
Company Wireless Subscribers (in thousands) as of December 31, 2018	1,396	2,028
Company Market Share of Wireless Subscribers(2)	22%	21%

Notes:
(1)Source: The U.S. Central Intelligence Agency’s World Factbook as of July 2018.
(2)Source: Management estimate based on most currently available information.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share. Management estimates that 2degrees has a 22% market share of wireless subscribers in New Zealand based on the most currently available information. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market where we estimate 2degrees has approximately a 13% share of the revenue.

The Bolivian market also consists of three mobile operators. The Company’s Bolivian operation has matured into a stable generator of revenue and cash flow since its launch in 2000, with a 21% estimated market share of wireless subscribers based on the most currently available information. The cash flow generated from its operations has been used to fund its ongoing 4G LTE network expansion as well as to pay dividends to shareholders. Bolivia has low smartphone and broadband penetration compared to other Latin American markets, thus creating opportunity for continued growth in data usage. Furthermore, the Company believes that the availability of smartphones at prices affordable to Bolivian customers and the introduction of other mobile data-capable devices along with additional content will accelerate the data adoption and smartphone penetration rate and data usage in Bolivia.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of December 31, 2018, Company-controlled entities owned 73.3% of 2degrees with the remaining interests (26.7%) owned by Tesbrit B.V., a Dutch investment company.

Overview

2degrees successfully entered the New Zealand market in 2009. Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Telecom New Zealand (now Spark New Zealand (“Spark”)), were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of Organization for Economic Co-operation and Development countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market in 2009 through innovative pricing, a customer-centric focus, and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. Since then, 2degrees has reinforced its reputation as the challenger brand by combining low-cost alternatives with excellent customer service. Management estimates 2degrees’ market share of wireless subscribers to be approximately 22% based on most currently available information.

Additionally, 2degrees provides fixed broadband communications services to residential and enterprise customers.

Services

Today, 2degrees continues to offer compelling plans for data, voice and text on both mobile and fixed lines.

2degrees’ prepaid offerings include high value “Carryover Combo” service bundles which provide generous monthly allowances of data, voice and SMS from $9 to $49 NZD per month. The Carryover Combos permit subscribers to call and text Australia at no extra cost and provide Carryover Minutes and Carryover Data that last for up to one year. For casual usage, 2degrees offers low standard calling and texting rates which can be boosted with “Add Ons” for additional minutes or data.

As 2degrees has increased scale, it has intensified its efforts to recruit postpaid subscribers. 2degrees’ postpaid plans attract higher value subscribers through innovative offers such as the “Carryover” plans, in addition to the EIP, described below. 2degrees also offers Pool plans where customers can save per subscriber by adding additional connections to their account. All postpaid monthly plans are “Freedom” plans (no-term contracts), and include the ability to call and text both New Zealand and Australia at no extra cost.

In 2018, 2degrees launched Data Clock, an innovative app which enables prepaid and postpaid subscribers to purchase time-bound unlimited mobile data sessions in affordable bursts. Subscribers can currently purchase from time bundles of between 15 minutes to 24 hours of unlimited mobile data sessions. 2degrees also gives all prepaid and postpaid plan subscribers a free hour of unlimited data every day in their plan through the Data Clock app, something no other New Zealand telecom company offers.

2degrees continues to offer the Equipment Installment Plan, or EIP, which is a handset financing plan that enables customers to purchase the handsets they prefer, largely without regard to the service rate plans they select, and pay for their phones over time. The introduction of the EIP significantly reduces handset subsidies that 2degrees pays, thereby reducing subscriber acquisition costs, while allowing subscribers to purchase high-end handsets with the flexibility to choose the appropriate monthly plans without long-term contracts. This handset-financing model enables subscribers to purchase data-centric handsets leading to increased data usage and revenues, as well as generating overall customer satisfaction. 2degrees also offers a trade-up option on eligible high value handsets whereby a subscriber can trade up to the latest smartphone every year as part of their EIP.

2degrees entered the fixed-line internet service provider (“ISP”) business and began offering home broadband plans with the Snap Limited (“Snap”) acquisition in 2015. Consistent with the 2degrees values of simplicity and transparency, 2degrees offers three plans to new residential customers: a capped plan with a traffic cap of 80 gigabytes per month, an unlimited data plan with speeds up to 100Mbps and an unlimited plan offering the fastest available residential speeds in New Zealand of 900Mbps down and 400Mbps up.

For the capped and unlimited plans, 2degrees offers customers equivalent pricing for both traditional copper broadband and standard ultra-fast fiber broadband (100Mbps). This equivalent pricing enables 2degrees to stand by its commitment to offer the best type of connection available at each address and to upgrade customers as new technology becomes available.

With the acquisition of Snap in 2015, 2degrees acquired a fixed broadband business that was focused on South Island business customers. Since then, 2degrees has expanded to serve business customers across all major cities in New Zealand with sales and support functions in Dunedin, Christchurch, Wellington and Auckland. 2degrees offers enterprise and government solutions which include voice products, a fully-supported end-to-end managed network service, local and global cloud services, mobile plans, machine-to-machine, and Telecommunications as a Service. In 2018, 2degrees added cloud security to its offerings. The enterprise solution also provides professional services to assist in the design and execution of a network or voice solution.

Distribution
As of December 31, 2018, 2degrees’ distribution network included approximately 20 Company-owned retail stores, 40 independent dedicated dealers and over 2,500 points of sale through national retail chains and grocery stores. 2degrees also offers services through its online self-service store.

Network
2degrees operates 3G and 4G LTE networks. The 2G services on its mobile network were discontinued in March 2018. As of December 31, 2018, the 2degrees network consisted of 1,092 cell sites, of which approximately 1,086 provide 4G LTE service (an increase of 87 4G LTE sites from December 31, 2017). We estimate that 97% of New Zealand’s population is covered through the 2degrees network and approximately 2% of the population is covered through a national roaming agreement with Vodafone. 4G LTE sites covered 97% of the population, enhancing 2degrees’ nationwide coverage. In 2018, 2degrees built additional cell sites and expanded the 4G LTE rollout to improve data throughput and in-building coverage. Additionally, during 2016 and 2017, 2degrees deployed cell sites in areas of the country where its subscribers generate high levels of national roaming traffic in order to minimize consumer roaming costs. 2degrees now receives full benefits from this construction program as it completed this project during the first quarter of 2017.

2degrees Spectrum Holdings
Management believes 2degrees currently has sufficient spectrum to compete effectively against other New Zealand wireless operators and expects to renew all or substantially all of its spectrum position once the applicable license expiration dates are reached.

Frequency Band	Spectrum	Spectrum License Expiration	Technology
700 MHz	10 MHz x 2	2031(1)	4G LTE
900 MHz	9.8 MHz x 2	2031(2)	3G and 4G LTE
1800 MHz	25 MHz x 2	2021	4G LTE
2100 MHz	15 MHz x 2	2021	3G

Notes:
(1)The 2031 expiration for the 700 MHz spectrum is conditioned on payment of the spectrum license cost in installments by December 2019. If the aforementioned criteria are not satisfied, the 700 MHz spectrum license expires in 2020.
(2)The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum license and satisfying certain New Zealand Commerce Act requirements per the sale offer. If these criteria are not satisfied, the right to use the 900 MHz spectrum expire in 2022 except for 4 MHz that expires in 2031.

Governmental Regulation

New Zealand has a Minister of Broadcasting, Communications and Digital Media, supported by the Ministry of Business Innovation and Employment (“MBIE”), which advises on policy for telecommunications and spectrum issues. Following a general election in October 2017, the New Zealand Labour, New Zealand First and Green parties formed a new coalition government. The current Minister of Broadcasting, Communications and Digital Media is a New Zealand Labour MP, appointed to this position in September 2018. The New Zealand Labour party has signaled particular interest in digital content, digital inclusion, regional and broadcasting issues. The government has established a Digital Economy and Digital Inclusion Ministerial Advisory Group to advise the government on how it can best meet its objectives to grow the digital economy, reduce digital divides and benefit from new digital technologies.

On behalf of the government, the MBIE also administers the allocation of radio frequency management rights. 2degrees offers service pursuant to rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ 900 MHz and 700 MHz spectrum rights expire in, or can be extended to, 2031; the 2degrees 1800 MHz and 2100 MHz spectrum rights expire in 2021. The Minister of Communications has announced that the government intends to renew 2degrees’ 1800 MHz and 2100 MHz rights but will hold back, for future use, 5 MHz in each of the transmit and receive frequencies from 2degrees’ 1800 MHz license renewal. (The MBIE will withdraw 5MHz in the transmit and receive frequencies from Vodafone’s and Spark’s 1800 MHz renewals in 2021 as well). As a result, 2degrees will hold 20 MHz x 2 of 1800 MHz spectrum and 15 MHz x 2 of 2100 MHz spectrum following the renewals in 2021. The New Zealand government has indicated that the cost to 2degrees for these renewals will be approximately $50 million NZD and installment terms will be offered, which is consistent with 2degrees’ expectations. The MBIE is also preparing for the introduction of fifth generation wireless services (“5G”) in New Zealand, including consideration of 5G spectrum allocations and timing. In line with international developments, the government has announced its intention to auction 5G rights in the 3.5 GHz band in 2020, although it has yet to provide the exact timing or allocation details. The MBIE is currently considering technical issues related to such an allocation. The MBIE is considering other potential 5G bands, including 600 MHz and mmWave spectrum (above 20 GHz)for allocations in the future.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace and identifies telecommunications services that warrant regulation. The Commerce Commission’s recommendations are made to the Minister. For services that are regulated, the Commerce Commission is authorized to set price and/or non-price terms for services and to establish enforcement arrangements applicable to regulated services. The Commerce Commission’s responsibilities include wholesale regulation of the fixed line access services that 2degrees offers, including unbundled bitstream access. The Commerce Commission is currently conducting a study of the mobile market under its monitoring powers. The purpose of this review is to develop a common understanding of the competitive landscape and any future competition issues. It considers both evolving consumer preferences and technological shifts, including implications of fixed-mobile convergence and 5G for infrastructure sharing and wholesale access regulation. The Commerce Commission is consulting with industry stakeholders and has indicated it expects to release preliminary findings of its study in April 2019 and a final report in September 2019. The Commerce Commission is also carrying out a study on domestic backhaul services.

The New Zealand government completed a review of the Telecommunications Act 2001 and issued policy recommendations in June 2017. As a result, legislation was passed late in 2018 that sets out a new regulatory framework for fiber services, which 2degrees employs for the provision of both fixed broadband and mobile communications services to its customers. The legislation takes a regulated ‘utility style’ building blocks approach, representing a shift from the current Total Service Long Run Increment Cost pricing approach applied to copper services. Copper services will be deregulated in areas where fiber services are available. Access to fiber unbundling will be required, but is not price-regulated. The Commerce Commission is now responsible for implementing this new utility style framework for fiber. It will be conducting extensive industry consultations regarding this so that it can put in place the new regime by January 2022, as required.

In addition, under the new legislation, telecommunications monitoring will be expanded to provide a greater emphasis on service quality rather than the current focus on price and coverage. We expect the Commerce Commission to consult with industry stakeholders on the collection of retail service quality data in early 2019.

There are no major changes to the regulation of mobile-specific services, but the new legislation streamlines various Telecommunications Act 2001 processes, shortening the time for implementation of future regulations, which could include rules governing the mobile sector.

The New Zealand government has taken an active role in funding fiber (the Ultra-Fast Broadband Initiative) and wireless infrastructure (the Rural Broadband Initiative) (“RBI”) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative has been extended over time and fiber is now expected to reach 87% of the population by December 2022. In addition, the government announced an extension of the RBI to RBI2 (“RBI2”) and a Mobile Black Spots Fund (“MBSF”). This fund was initially allocated $150 million NZD by the New Zealand government. In April 2017 the three national mobile providers, 2degrees, Vodafone and Spark, formed a joint venture to deliver a shared wireless broadband/mobile solution in the rural areas identified by the government. In August 2017, the New Zealand government signed an agreement with the joint venture to fund a portion of the country’s rural broadband infrastructure project (the “RBI2 Agreement”). Under the RBI2 Agreement, each joint venture partner, including 2degrees, committed to invest $20 million NZD over several years in accordance with payment milestones agreed upon between the parties to the agreement. 2degrees will also contribute to the operating costs of the RBI2 network. In December 2018, a further extension of the RBI2/MBSF was announced. This is expected to extend coverage to 99.8% of the population and is funded with $40 million NZD from the government’s Provincial Growth Fund and a further $105 million NZD from funding already allocated to the RBI2/MBSF expansion.

In the past, New Zealand’s government has supported competition in the telecommunications market. In February 2017, the Commerce Commission rejected a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television provider, on grounds that the transaction would lessen competition. The government also has previously imposed limits on the quantity of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights); however, the government does not have a clear policy to continue these practices.

New Zealand - Operating Results

	For the Year Ended December 31,				% Variance
(in millions, unless otherwise noted)	2018		2017	2016	2018 vs 2017		2017 vs 2016
Service revenues	$339.4		$344.9	$315.8	(2%	)	9%
Total revenues	$556.4		$520.0	$489.0	7%		6%
Data as a % of wireless service revenues (1)	67%		64%	63%	n/m		n/m
New Zealand Adjusted EBITDA	$90.4		$85.3	$80.9	6%		5%
New Zealand Adjusted EBITDA Margin %(2)	27%		25%	26%	n/m		n/m

Postpaid Subscribers (in thousands)
Net additions	34		24	60	44%		(60%	)
Total postpaid subscribers	430		396	372	9%		6%

Prepaid Subscribers (in thousands)
Net additions (losses)	(60)	(3)	(42)	16	(44%	)	(363%	)
Total prepaid subscribers	965		1,025	1,067	(6%	)	(4%	)

Total wireless subscribers (in thousands)	1,396		1,421	1,439	(2%	)	(1%	)

Wireline Subscribers (in thousands)
Net additions	13		13	28	3%		(54%	)
Total wireline subscribers	82		69	56	19%		23%
Total ending subscribers (in thousands)	1,477		1,490	1,495	(1%	)	(0%	)

Blended wireless churn	2.91%	(3)	3.18%	2.92%	n/m		n/m
Postpaid churn	1.52%		1.70%	1.16%	n/m		n/m
Monthly blended wireless ARPU (not rounded)	$15.74		$15.98	$15.42	(2%	)	4%
Monthly postpaid wireless ARPU (not rounded)	$34.48		$36.36	$36.95	(5%	)	(2%	)
Monthly prepaid wireless ARPU (not rounded)	$7.60	(3)	$7.79	$7.85	(2%	)	(1%	)

Residential wireline ARPU (not rounded)	$49.36		$54.32	$57.66	(9%	)	(6%	)

Capital expenditures (4)	$53.1		$53.9	$50.9	(2%	)	6%
Capital intensity	16%		16%	16%	n/m		n/m

n/m - not meaningful

Notes:

(1)

Definition of wireless data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in this MD&A.

(2)	New Zealand Adjusted EBITDA Margin is calculated as New Zealand Adjusted EBITDA divided by New Zealand service revenues.
(3)

Includes approximately 37 thousand deactivations of prepaid wireless subscribers for the year ended December 31, 2018 relating to the 2G network shutdown that occurred during the three months ended March 31, 2018. Exclusive of these deactivations resulting from the 2G network shutdown, prepaid net subscriber losses would have been 23 thousand, blended wireless churn would have been 2.66% and monthly prepaid wireless ARPU would have been $7.46 for the year ended December 31, 2018.

(4)	Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Service revenues declined $5.6 million or 2% compared to 2017. Excluding the adverse impact of the New Zealand dollar as compared to the U.S. dollar, service revenues increased $3.8 million compared to the same period in 2017. This increase was due to higher postpaid wireless and wireline service revenues driven by the larger postpaid and wireline subscriber bases. Excluding the impact of foreign currency, postpaid wireless service revenues increased $7.8 million, and wireline service revenues increased $6.2 million, compared to the same period in 2017. These increases were partially offset by declines in prepaid revenues, primarily due to a lower prepaid subscriber base. Additionally, there was a decline in roamer revenues due to a decline in the volume of other operators’ subscribers’ traffic on our network along with the shutdown of our 2G network in the first quarter of 2018.

Total revenues increased $36.4 million or 7% compared to 2017, primarily due to an increase in equipment sales. Equipment sales increased $41.9 million compared to the same period in 2017. This increase was primarily due to increased sales of higher-end devices coupled with an increase in the volume of sales over the same period in the prior year. Additionally, 2degrees offers the option to pay for handsets in installments over a period of up to 36 months.

For the year ended December 31, 2018 compared to the prior year, operating expenses increased $38.8 million ($52.3 million excluding the impact of foreign currency), primarily due to the following:

  Cost of service declined $8.4 million in 2018, primarily due to a decline in non-subscriber interconnection costs associated with the decline in roamer traffic and non-subscriber ILD traffic and a decline in national roaming costs mainly attributable to 2degrees’ investment in increasing the coverage of its network. The decrease in cost of service was also due to a decrease attributable to the strengthening of the U.S. dollar as compared to the New Zealand dollar of $3.3 million. These declines were partially offset by transmission expense increases associated with the growth of the wireline subscriber base;

  Cost of equipment sales increased $36.8 million compared to the same period in 2017, primarily due to the aforementioned shift in product mix toward high-end devices and increased sales volume;

  Sales and marketing increased $0.9 million compared to the same period in 2017, primarily due to an increase in advertising and promotions costs of $1.5 million related to 2degrees’ new brand campaign and sponsorship of several rugby teams in 2018;

  General and administrative increased $3.4 million compared to 2017. This increase was mainly driven by an increase in loss on sale of EIP receivables, increase in salaries and wages, and equity-based compensation. Loss on sale of EIP receivables (excluding reversal of unamortized imputed discount and allowance for doubtful accounts) increased $2.9 million driven by an increase in the volume of the sales of EIP receivables during 2018. Equity-based compensation expense increased $1.4 million primarily driven by expense recognition resulting from the extension of the expiration date of certain service-based share options and the new share options issued in 2018. General and administrative costs also increased $1.6 million related to consulting costs for the implementation of the new revenue recognition standard. These increases were offset by a decline in bad debt expense of $2.9 million (inclusive of $1.0 million for the reversal of allowance for doubtful accounts for the sale of EIP receivables) primarily associated with our billing system transition in 2017; and

  Depreciation, amortization, and accretion increased $5.4 million compared to the same period in 2017 due to current and prior investment in the LTE network overlay and software development enhancements.

New Zealand Adjusted EBITDA increased by $5.1 million compared to 2017. Excluding the impact of foreign currency, the increase was $7.4 million compared to 2017. This increase in Adjusted EBITDA was primarily the result of increases in postpaid and wireline service revenues more than offsetting declines in prepaid revenues. A decline in equipment subsidies partially offset by the increase in general and administrative expenses described above also contributed to the increase in Adjusted EBITDA.

Capital expenditures declined $0.8 million compared to 2017. Excluding the impact of foreign currency, there was an increase of $0.6 million in capital expenditures, primarily due to the timing of those expenditures towards network expansion projects to reduce roaming costs, continued LTE network overlay and software development enhancements. As of December 31, 2018, 99% of our network was overlaid with LTE, as compared to 93% as of the end of 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Service revenues increased $29.1 million or 9% compared to 2016. The increase in service revenues was primarily due to stronger postpaid revenues driven by the larger postpaid subscriber base which has continued to increase as a result of improved consumer and business plans and promotional offers. An increase in wireline revenue of $13.7 million compared to 2016, as a result of the growth in the broadband subscriber base, also contributed to the increase of service revenues. Of the increase in service revenues, $6.4 million resulted from the strengthening of the New Zealand dollar as compared to the U.S. dollar.

Total revenues increased $31.1 million or 6% compared to 2016, mainly due to the aforementioned drivers of the increase in service revenues.

For the year ended December 31, 2017 compared to the prior year, operating expenses increased $26.9 million, primarily due to the following:

  Cost of service increased $8.1 million in 2017 mainly due to higher broadband transmission expenses associated with the growth of the broadband business. In addition, $2.3 million of the increase in cost of service is a result of the strengthening of the New Zealand dollar as compared to the U.S. dollar. These increases were partially offset by a decline in national roaming costs attributable to 2degrees’ investment in increasing its national coverage and a reduction in third-party network maintenance fees;

  Cost of equipment sales increased $3.5 million compared to the same period in 2016 due to the strengthening of the New Zealand dollar as compared to the U.S. dollar;

  Sales and marketing increased $1.8 million compared to the same period in 2016 due in part to an increase in salaries and wages attributable to an increase in headcount. In addition, $1.3 million of the increase in sales and marketing is a result of the strengthening of the New Zealand dollar as compared to the U.S. dollar. Subscriber activations commissions also increased due to higher commission rates on the new plans launched during the year; however, this increase was more than offset by a decline in recurring commissions due to the removal of commissions on EIP renewals. Inclusive of the above, the Company incurred approximately $1.0 million for year ended December 31, 2017 related to dealer compensation in connection with the conversion to the new business support system; and

  General and administrative increased $11.8 million compared to 2016. This increase was mainly due to bad debt expense and a corresponding increase in the allowance for doubtful accounts as a result of recent trends in write-offs and the aging of accounts receivables impacted by the timing of billing and payments and increased churn resulting from the new business support system. There was also an increase in computer hardware and software maintenance costs attributable to this new system and an increase in salaries and wages, primarily due to an increase in customer care and IT headcount associated with its launch. In total, approximately $6 million of general and administrative costs were incurred in the period ended December 31, 2017 in connection with the implementation of the new business support system. Additionally, there was a $3.0 million increase in consulting expenses to support company-wide improvements in cost management and process efficiencies. These increases were partially offset by a decrease in the loss on sale of EIP receivables as fewer sales of EIP receivables were made during 2017. In addition, there was a decrease in equity-based compensation expense as existing plans became fully vested in 2017.

New Zealand Adjusted EBITDA increased by $4.4 million compared to the same period in 2016. This increase was primarily a result of increased service revenues described above partially offset by increases in cost of service, sales and marketing and general and administrative expenses described above.

Capital expenditures increased $3.0 million compared to 2016, primarily due to timing of capital expenditures towards 4G LTE network expansion.

Subscriber Count

2degrees’ wireless subscriber base declined slightly, compared to 2017, driven by a decrease in prepaid subscribers. This decline was primarily due to 2degrees’ shutdown of its 2G services in the first quarter of 2018, which deactivated 37 thousand low-value 2G subscribers. The decline in prepaid subscribers was partially offset by the continued growth in postpaid wireless subscribers. As of December 31, 2018, postpaid wireless subscribers comprised 31% of the total wireless subscriber base, an increase of approximately three percentage points from 2017. Postpaid wireless subscriber growth was primarily driven by promotional offers coupled with an improvement in churn compared to 2017. As of December 31, 2018, 2degrees’ wireline subscriber base increased 19% compared to 2017. Wireline subscriber growth was mainly due to more competitive promotional offers coupled with increased fixed and mobile bundling. Bundled wireline and wireless customers increased over 50% compared to 2017.

The 2degrees wireless subscriber base declined slightly in 2017 when compared to 2016, reflecting a decrease in prepaid subscribers offset by the continued expansion in postpaid wireless subscribers. As of December 31, 2017, postpaid wireless subscribers comprised 28% of the total wireless subscriber base, an increase of approximately two percentage points from 2016. Postpaid wireless subscriber growth was primarily driven by the launch of new consumer and business mobile plans during 2017 and promotional offers which contributed to the increased market share over the prior year. As of December 31, 2017, 2degrees’ wireline subscriber base increased 23% compared to 2016. Wireline subscriber growth in 2017 was mainly due to competitive offers and promotional offers that were well received in the marketplace.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by the subscriber, and the mix of service plans and bundles. Blended wireless ARPU decreased by 2% in 2018 compared to 2017. Excluding the impact of foreign currency, blended wireless ARPU increased 1% in 2018 compared to 2017. This increase was primarily due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base, partially offset by a decline in roaming revenue per average subscriber. Additionally, blended wireless ARPU related to data revenues increased 4% compared to 2017, or 7% excluding the impact of foreign currency.

Blended wireless ARPU increased by 4% in 2017 compared to 2016. Excluding foreign currency impact, blended wireless ARPU increased 2% in 2017 compared to 2016. The increase was due to the higher proportion of postpaid wireless subscribers over the total wireless subscriber base and an increase in data usage per subscriber. Growth in data usage is partially due to 2degrees’ investment in network expansion and 4G LTE overlay projects. Blended wireless ARPU related to data revenues increased 5% in 2017 compared to 2016. During the third quarter of 2016, the Company recorded a $1.7 million increase in postpaid revenues as a result of changes in rate plans and offerings and the related impact on estimates used to account for rollover balances (primarily for data services). Excluding this impact, postpaid ARPU would have been $36.53 in 2016, flat compared to 2017, or a decline of 2% in 2017 excluding the impact of foreign currency. This decline in postpaid ARPU is attributable to an increase in promotional discount activity to stimulate postpaid gross additions coupled with lower ancillary ARPU as a result of plan changes which included more market competitive international roaming plans.

Business Outlook, Competitive Landscape and Industry Trend

New Zealand is a developed, prosperous country with a population of 4.5 million and a wireless penetration rate of 141%.

Economy Overview

Over the past 30 years, New Zealand has transformed from an agrarian economy, dependent on concessionary British market access, to a more industrialized, developed, services-dependent nation, with a large and growing tourism industry and free market economy that competes globally. The country had steady GDP growth of over 2.5% per year with low, stable inflation rates. The country’s GDP per capita is on par with Western Europe.

The country has a well-developed legal framework and regulatory system. New Zealand was most recently rated AA+ by Standard & Poor’s (“S&P”) and Aaa by Moody’s based on the country’s high economic strength, very high institutional and government financial strength, and low susceptibility to event risk. The country has no history of debt default.

New Zealand operates under a floating currency regime where the Official Cash Rate (“OCR”) is used as a monetary policy lever. The OCR is the interest rate set by the Reserve Bank of New Zealand to meet the inflation target specified in its Policy Targets Agreement; the rate is reviewed eight times a year and may be adjusted following significant changes in global macroeconomics.

Telecom Overview

The size of the New Zealand telecommunications market reached $5 billion NZD for the 2018 reporting period and total industry investment for the same period was approximately $1.66 billion NZD. This investment was underpinned by: government-backed spending in the Ultra-Fast Broadband initiative, which brings fiber connectivity to homes, schools, businesses, and medical facilities; the New Zealand government’s Rural Broadband initiative, which brings broadband connectivity to rural areas using wireless and wired infrastructure; and the private sector’s 4G LTE mobile spectrum investment, which upgrades the infrastructure capability.

With a high wireless penetration rate of 141% and the availability of the latest in-demand devices, data consumption in New Zealand continues to grow. The average amount of mobile data consumed per subscriber in New Zealand is now two gigabytes per month, up from 390 megabytes in 2015. The Company expects growth in data consumption to continue, driven by increased adoption of 4G LTE enabled smartphones and the expanding ecosystem of mobile applications.

Competition

2degrees competes with two wireless providers in New Zealand: Vodafone, with approximately 40% of the wireless subscriber market, and Spark, with approximately 38% of the market, in each case based on the most currently available information. Vodafone operates a 2G, 3G and 4G LTE network. Spark operates a 3G and 4G LTE network. Spark and Vodafone offer services across both the fixed and mobile markets.

In the broadband market, 2degrees, with 5% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 41% of the broadband subscriber market, Vodafone with 26% of the market, Vocus with 13% of the market, Trust Power with 5% of the market, and remaining players accounting for 10% based on the most currently available information.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high quality subscriber care. NuevaTel focuses its customer targeting efforts on millennials and differentiates itself through simplicity, transparency, and a strong national brand. As of December 31, 2018, NuevaTel had approximately 2.0 million wireless subscribers representing an estimated 21% subscriber market share.

Services

NuevaTel offers wireless voice and high-speed data communications services through both prepaid and postpaid payment plans, with prepaid subscribers representing approximately 81% of the subscriber base as of December 31, 2018. Postpaid plans are sold using a customer-friendly, simplified approach with eight distinct offerings based on tariff and usage. Prepaid customers have the option of purchasing prepaid cards ranging from 10 Bolivianos up to 80 Bolivianos in addition to electronic recharges. Prepaid and postpaid customers with a minimum of four months seniority are also eligible to receive a double recharge offer once a month, which improves customer loyalty and reduces churn. NuevaTel offers a full range of smartphone devices, including Samsung Galaxy and Huawei Pro devices; however, the majority of its handset sales are more affordable Samsung and Huawei smartphones. The availability of 4G LTE-enabled smartphones, including through the grey market, at prices affordable to Bolivian customers is a key factor facilitating the growth of 4G LTE adoption. With the increasing penetration of 4G LTE smartphones in the customer base and the expanding 4G LTE network coverage, there is a significant opportunity for continued growth in 4G LTE data adoption and a corresponding growth in data consumption.

Additionally, NuevaTel has a number of ancillary, noncore businesses including public telephony (pay phone) services with approximately 51 thousand units installed nationally and WiMAX, a fixed broadband product offering. Both of these businesses will continue to decline in the coming years as NuevaTel focuses on its core business of postpaid and prepaid wireless services. NuevaTel is also currently trialing a Fixed LTE wireless broadband service to assess the new technology solution and longer term market opportunity. If the trial is successful, the Fixed LTE technology is expected to replace the WiMAX fixed broadband service. Public telephony and WiMAX products combined contributed less than 5% of service revenues for the year ended December 31, 2018.

Distribution

NuevaTel utilizes a vast network of outsourced dealers and stores to promote its products and to drive activations, recharges and other customer related services to manage the subscriber base. NuevaTel also owns stores, known as “Viva Experience” stores that are designed to encourage customers to interact with devices and technology. As of December 31, 2018, NuevaTel’s distribution network included approximately 15 Company-owned stores, over 240 dealers and over 8,990 other dealer points of presence.

Network

NuevaTel has a robust spectrum position and network infrastructure. NuevaTel currently provides 2G and 3G mobile communications in the 1900 MHz band, 4G LTE services in the 1700/2100 MHz bands and WiMAX services in several cities in the 3500 MHz band. Its mobile network consisted of approximately 1,234 cell sites with 1,115 of those site enabled with 4G LTE at the end of December 31, 2018.

NuevaTel has invested significantly in a major network expansion over the past four years with a total investment of approximately $170 million between 2015 and 2018. This expansion project improved coverage and capacity of its voice and data networks and has dramatically improved the 4G LTE coverage. Total cell sites and 4G LTE sites increased by 35% and 182%, respectively, since the beginning of 2015.

NuevaTel maintains international roaming agreements with 210 operators in over 90 countries worldwide as of December 31, 2018.

NuevaTel Spectrum Holdings

Frequency Band	Spectrum	Spectrum License Expiration	Technology
1900 MHz	25 MHz x 2	2019 - 2028(1)	2G and 3G
3500 MHz	25 MHz x 2	2024 - 2027	WiMax
1700/2100 MHz	15 MHz x 2	2029	4G LTE

Notes:
(1)30 MHz (15 MHz x 2) expires in November 2019 and 20 MHz (10 MHz x 2) expires in April 2028.

The Company estimates that NuevaTel had a 69% population coverage as of December 31, 2018.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the first license expires in November 2019, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using WiMAX and fixed LTE technologies through spectrum licenses in the 3500 MHz band with minimum terms ranging from 2024 to 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. It required carriers to implement number portability by October 1, 2018, which NuevaTel has implemented. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas. NuevaTel has met its 4G LTE launch commitments due by 2018.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice on procedural grounds, but the ATT was given the right to impose a new fine. The ATT has until December 2019 to do so. Should it decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also initially annulled by the Bolivian Public Works Ministry, which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the Ministry’s decision to the Supreme Tribunal of Justice.

NuevaTel’s licensing contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2015 in conjunction with renewing their original concessions that were due to expire. In January 2019, NuevaTel received resolutions authorizing a migration to a new comprehensive license with terms similar to those in the Entel and Tigo licenses. NuevaTel signed the new license agreement in February 2019. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed on November 25, 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the service concessions. The ATT has not yet specified a price for the renewal of the 1900 MHz spectrum grant. However, based on the fee paid by Tigo in connection with its 2015 spectrum grant renewal, NuevaTel estimates that it will be required to pay approximately $25 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from the proceeds of the sale and leaseback of certain NuevaTel network towers.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Entel normally receives 75% of the universal service tax receipts paid to the government by wireless carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amount for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	For the Year Ended December 31,			% Variance
(in millions, unless otherwise noted)	2018	2017	2016	2018 vs 2017		2017 vs 2016

Service revenues	$236.3	$254.7	$269.9	(7%	)	(6%	)

Total revenues	$240.9	$258.4	$275.5	(7%	)	(6%	)

Data as a % of wireless service revenues (1)	46%	47%	38%	n/m		n/m

Bolivia Adjusted EBITDA	$65.5	$76.5	$81.6	(14%	)	(6%	)

Bolivia Adjusted EBITDA Margin %(2)	28%	30%	30%	n/m		n/m

Postpaid Subscribers (in thousands)

Net (losses) additions	(4.1)	(3.8)	22	(10%	)	(117%	)

Total postpaid subscribers	337	341	345	(1%	)	(1%	)

Prepaid Subscribers (in thousands)

Net losses	(165)	(10)	(166)	n/m		94%

Total prepaid subscribers	1,634	1,799	1,809	(9%	)	(1%	)

Other wireless subscribers (in thousands)(3)	58	61	64	(6%	)	(4%	)

Total wireless subscribers (in thousands)	2,028	2,201	2,217	(8%	)	(1%	)

Blended wireless churn	8.11%	5.97%	5.98%	n/m		n/m

Postpaid churn	1.82%	1.66%	1.59%	n/m		n/m

Monthly blended wireless ARPU (not rounded)	$9.24	$9.51	$9.65	(3%	)	(1%	)

Monthly postpaid wireless ARPU (not rounded)	$22.68	$23.28	$22.57	(3%	)	3%

Monthly prepaid wireless ARPU (not rounded)	$6.24	$6.56	$6.89	(5%	)	(5%	)

Capital expenditures(4)	$29.7	$37.2	$56.3	(20%	)	(34%	)

Capital intensity	13%	15%	21%	n/m		n/m

n/m - not meaningful
Notes:
(1)Definition of data revenues has been updated to exclude revenues related to SMS usage. See "Definitions and Reconciliations of Non-GAAP Measures- Key Industry Performance Measures-Definitions" in this MD&A.
(2)Bolivia Adjusted EBITDA Margin is calculated as Bolivia Adjusted EBITDA divided by Bolivia service revenues.
(3)Includes public telephony and other wireless subscribers.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and capital lease arrangements.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Service revenues declined by $18.4 million in 2018 compared to 2017 primarily due to lower prepaid revenues attributable to lower voice and data revenues. Voice revenues declined due to a decrease in the volume of voice traffic on the network. The data revenues decline was mainly driven by competitive pricing changes throughout 2018. During the first three quarters of 2018, data pricing decreased when compared to 2017 in anticipation of the introduction of mobile number portability on October 1, 2018. Prices further decreased in the fourth quarter of 2018 due to promotional activity following mobile number portability. The decline in pricing was partially offset by an increase in data usage in 2018 compared to 2017.

Data revenues represented 46% of wireless service revenues, a decrease from 47% in 2017. LTE adoption increased to 38% as of December 31, 2018 from 20% as of December 31, 2017. Growth of LTE users continues which has driven an overall increase in data consumption, which was more than offset by pricing pressure in the market.

Total revenues declined by $17.5 million in 2018, primarily due to the decrease in service revenues discussed above.

For the year ended December 31, 2018 compared to the same period in 2017, operating expenses declined $7.1 million, primarily due to the following:

  Cost of service declined $4.0 million in 2018, primarily due to a decrease in interconnection costs as a result of a reduction in voice and SMS traffic terminating outside of our network;

  Sales and marketing declined $3.6 million in 2018, primarily due to a change in the accrual for the customer loyalty program which ended in the third quarter of 2018. The net impact of the change of the accrual to reverse expenses that were previously recognized but not incurred through completion of the program was $2.2 million for the year ended December 31, 2018; and

  General and administrative increased $2.1 million in 2018, primarily due to increased salaries and wages related to a higher government mandated bonus in 2018 than in 2017 and higher business taxes associated with promotional activities.

Bolivia Adjusted EBITDA declined $11.0 million in 2018 compared to 2017, primarily as a result of a decrease in service revenues which was partially offset by the decrease in operating expenses described above.

Capital expenditures declined by $7.6 million in 2018 compared to 2017, mainly due to timing of spending for the LTE overlay. In 2018, capital expenditures were incurred mainly for the overlay of 4G LTE technology on existing cell sites as the Company focused on expanding the 4G LTE coverage; 4G LTE sites as a percentage of total sites increased from 70% in 2017 to 90% in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Bolivia’s wireless customer base decreased by 1% to 2.2 million customers in 2017 with a modest reduction in both prepaid and postpaid customers of 1%.

Service revenues declined by $15.2 million in 2017 compared to 2016, primarily due to lower prepaid revenues attributable to lower volume of voice traffic on the network. The decline in voice revenues was partially offset by an increase in data revenues from both prepaid and postpaid subscribers as more subscribers are adopting 4G LTE and using more data.

Data revenues represented 47% of wireless service revenues, an increase from 38% in 2016. These increases offset the voice revenue declines as consumers have reduced their reliance on voice services as the primary means of daily communication.

Total revenues decreased by $17.1 million in 2017, primarily due to the decrease in service revenues discussed above.

For the year ended December 31, 2017 compared to the prior year, operating expenses decreased $12.3 million largely due to the following:

  Cost of service decreased $6.2 million in 2017, primarily due to a decrease in interconnection costs as a result of a reduction of voice and SMS traffic terminating outside of Trilogy’s network coupled with reduced transmission costs but partially offset by higher license and spectrum fees;

  Cost of equipment sold decreased $3.7 million in 2017, mainly due to a higher number of handsets sold in 2016 in connection with promotional activity related to the 4G LTE network rollout; and

  Sales and marketing decreased $2.9 million in 2017, primarily due to a decrease in costs relating to events and sponsorships and a decrease in commissions, primarily resulting from the decline in the prepaid subscriber base during the first nine months of 2017.

Bolivia Adjusted EBITDA declined $5.1 million in 2017 compared to 2016, primarily as a result of a decrease in service revenues which was partially offset by the decrease in operating expenses described above.

Capital expenditures decreased by $19.1 million in 2017 compared to 2016, mainly due to the extensive investment in 3G and 4G LTE coverage and network expansion projects that occurred in 2016. In 2017, capital expenditures were incurred mainly for the overlay of 4G LTE technology on existing cell sites as the Company focused on expanding the 4G LTE coverage; consequently, 4G LTE sites as a percentage of total sites increased from 54% in 2016 to 70% in 2017.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid, although the postpaid portion of the base has grown in recent years. In addition to prepaid and postpaid, Bolivia’s wireless subscriber base includes public telephony subscribers, as well as fixed wireless subscribers; these subscribers comprised 3% of the overall subscriber base as of December 31, 2018.

Bolivia’s wireless subscriber base as of December 31, 2018 decreased 8% compared to December 31, 2017, primarily due to a reduction in prepaid subscribers of 9%. Postpaid subscribers base experienced a modest decline of 1% as of December 31, 2018 as compared to December 31, 2017. As of December 31, 2018, postpaid subscribers comprised approximately 17% of the wireless subscriber base, an increase of one percentage point from December 31, 2017, primarily due to a decline of the prepaid subscriber base. Bolivia’s decline in prepaid subscribers was largely due to a higher number of deactivations of prepaid customers in the third quarter of 2018 as compared to the average deactivations per quarter in 2017, resulting from the conclusion of a promotion in the second quarter of 2018 which focused on new subscriber acquisitions over customer retention. The introduction of mobile number portability on October 1, 2018 also contributed to the loss of subscribers.

Bolivia’s wireless subscriber base as of December 31, 2017 decreased 1% compared to December 31, 2016, primarily due to a reduction in prepaid subscribers of 1%. Postpaid subscribers comprised 15% of the wireless subscriber base as of December 31, 2017, a slight decrease of one percentage point from December 31, 2016.

Bolivia’s decline in prepaid subscribers in 2017 was largely due to increased competitive activity during the first three quarters of 2017. However, improvements in NuevaTel’s service offerings and related promotional activity partially reversed the prepaid subscriber decline during the fourth quarter of 2017 as the planned 4G LTE overlay for 2017 was completed.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by LTE adoption, the mix and number of postpaid and prepaid subscribers, service rate plans, and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, SMS, and value-added services also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU decreased by 3% in 2018 compared to 2017, as a result of a decrease in prepaid and postpaid ARPU. Postpaid ARPU decreased 3% in 2018 compared to 2017, driven primarily by decreased voice usage per customer partially offset by an increase in data usage per customer. Prepaid ARPU decreased 5% in 2018 compared to 2017, driven primarily by decreased data revenues per customer. Prepaid data revenues were impacted during 2018 by promotional offers increasing value for price, which more than offset the increase in data usage per customer.

Blended wireless ARPU decreased by 1% in 2017 compared to 2016, as a result of a decrease in prepaid ARPU partially offset by an increase in postpaid ARPU. Postpaid ARPU increased 3% in 2017 compared to 2016, driven primarily by the growth in data usage per customer attributable to increasing 4G LTE adoption. Prepaid ARPU decreased 5% in 2017 compared to 2016, driven primarily by a decrease in voice usage per customer partially offset by an increase in data usage per customer attributable to increasing 4G LTE adoption.

Business Outlook, Competitive Landscape and Industry Trend

Bolivia, officially known as the Plurinational State of Bolivia, is a presidential republic located in western-central South America, bordered to the north and east by Brazil, to the southeast by Paraguay, to the south by Argentina, to the southwest by Chile, and to the northwest by Peru. Bolivia has a population of approximately 11 million. There are eight main cities, of which the following have the largest population: Santa Cruz, El Alto, La Paz and Cochabamba. Bolivia boasts a wealth of natural resources for export, largely in the hydrocarbons and minerals sectors. Bolivia’s land and climate are a mixture of mountainous regions with a cool, dry climate at around 3,500 meters. This landscape has made it difficult to establish land-based telecommunications infrastructure, and thus has resulted in a high concentration of mobile subscribers as the primary telecommunications technology. Bolivia has approximately 9.5 million wireless subscribers.

Economy Overview

The currency used in Bolivia, the Boliviano, is tied to the value of the U.S. dollar. Since the introduction of the pegged regime, the Bolivian exchange rate has remained stable. The central bank of Bolivia is expected to maintain its peg to the U.S. dollar until the conclusion of the elections in late 2019. After elections are complete, there is speculation that the central bank will gradually depreciate the Boliviano against the U.S dollar. The Company does not expect the impact, if any, to be material in the short or medium term. In March 2017, Bolivia issued US$1 billion of sovereign bonds to mature in 2028 – rated by S&P as ‘BB’ and reflecting the country’s strong external balance sheet, low debt burden, and favorable debt profile.

Bolivia is one of the best performing economies in Latin America, driven by strong public investment and private consumption; GDP increased annually from $11.5 billion in 2006 to $37.8 billion in 2016 and remained flat from 2016 to 2017 based on the latest estimate available.

Telecom Overview

Bolivia has a population of approximately 11 million and an estimated wireless penetration rate of 84%. The country presents an attractive market for wireless service providers given the substantial demand for communications services due primarily to the lack of a national fixed-line communications provider. The local wireline network is fragmented into 14 independent regional telephone cooperatives, with each having distinct products and services.

Mobile use in Bolivia has expanded rapidly due to the absence of extensive fixed-line infrastructure. Prepaid subscribers constitute the majority of the wireless market in Bolivia with an increasing postpaid base in recent years. The Bolivian market is exhibiting several trends, notably: (i) increased demand for smartphones, (ii) the increased prevalence and affordability of 3G and 4G LTE capable devices, (iii) the ability for new technology to reach rural, previously under-served areas, and (iv) increased availability of video and music content, social media, mobile money, and other such data-based services. The market is experiencing growing consumer demand for the latest technologies, particularly in data services, and the carriers are seeking to construct robust networks with the capacity to satisfy those demands.

Competition

NuevaTel competes with two main wireless providers in Bolivia: Entel, with approximately 44% of the market, and Tigo, with approximately 35% of the market, in each case as of December 31, 2018, based on management estimates. Entel is a government-run entity, which operates a 2G and 3G network in the 850 and 1900 MHz bands. It launched a 4G LTE network in the 700 and 1700/2100 MHz bands, and has also pursued a satellite-based strategy with the development of the Tupac-Katari satellite in 2015. While NuevaTel concentrates on urban customers, Entel operates with a mandate to provide coverage throughout Bolivia and a significant proportion of its subscriber base is in areas where NuevaTel does not compete. Additionally, Entel provides complementary cable television and broadband internet services that can be bundled with its wireless offerings. Tigo, a subsidiary of Millicom S.A., uses 2G and 3G technologies and operates in the 850 and 1900 MHz bands. Tigo also launched a 4G LTE network in 2014 and uses the 700 and 1700/2100 MHz bands. Additionally, Tigo provides complementary cable television and broadband internet services that can be bundled with its wireless offerings. The wireless communications systems of NuevaTel also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol. NuevaTel’s long distance service also competes with Entel, Tigo and other alternative providers.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from the Company’s audited consolidated financial statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in the Company’s audited consolidated financial statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected annual financial information

The following table shows selected consolidated financial data of the Company for the years ended December 31, 2018, 2017 and 2016, prepared in accordance with U.S. GAAP. The Company discusses the factors that caused results to vary over the past three years throughout this MD&A.

Consolidated Income Statement Data
	For the Year Ended December 31,
(in millions, except per share amounts)	2018	2017		2016
Service revenues	$576.6	$600.1		$586.3
Equipment sales	221.6	178.8		178.8
Total revenues	798.2	778.9		765.0
Operating expenses	(776.6)	(744.7)		(723.3)
Operating income	21.6	34.2		41.7
Interest expense	(45.9)	(59.8)		(69.1)
Change in fair value of warrant liability	6.4	9.1		-
Debt modification and extinguishment costs	(4.2)	(6.7)		(3.8)
Other, net	(4.7)	1.3		(1.8)
Loss from continuing operations before income taxes	(26.8)	(21.9)		(32.9)
Income tax expense	(4.9)	(8.2)		(7.6)
Loss from continuing operations	(31.7)	(30.1)		(40.6)
Income on discontinued operations, net of tax	-	-		50.3
Net (loss) income	(31.7)	(30.1)		9.7
Net loss (income) attributable to noncontrolling interests
and prior controlling interest	11.5	14.7		(9.7)
Net loss attributable to TIP Inc.	$(20.2)	$(15.3)		$-

Net loss attributable to TIP Inc. per share:

Basic	$(0.38)	$(0.34	)(1)

Diluted	$(0.39)	$(0.41	)(1)

(1)Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the net income (loss) prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company’s financial position as of December 31, 2018 and 2017. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data

	As of December 31,	As of December 31,
(in millions, except as noted)	2018	2017	Change includes:
Cash and cash equivalents % Change	$43.9 (7%)	$47.1	Decrease is primarily due to purchase of property and equipment along with the payment of interest on the Trilogy LLC 2022 Notes. NuevaTel’s prepayment of annual license and spectrum fees during the first quarter of 2018, 2degrees' payment of interest on its senior facilities agreements, NuevaTel’s dividend payments to noncontrolling interests, and the Company's annual installment payment on the 700MHz license in New Zealand also contributed to the decrease in cash. These decreases were partially offset by cash generated from operations along with proceeds from the sale of EIP receivables and the maturity of short-term investments.

Other current assets % Change	154.6 1%	153.6	Increase is due to an increase in handset inventory in New Zealand attributable to release of new, higher end handset models, largely offset by the maturity of the Company's short-term investments.

Property, equipment and intangibles, net % Change	475.8 (8%)	515.9	Decrease is due to additions during the period being less than depreciation and amortization expenses. There was also a decline attributable to the cumulative foreign currency translation adjustment due to the strengthening of the U.S. dollar as compared to the New Zealand dollar.

Other non-current assets % Change	53.9 21%	44.4	Increase is due to additions of 2degrees' long-term unbilled EIP receivables and prepayment related to NuevaTel’s Indefeasible Right to Use capacity agreement.

Total assets	$728.3	$761.0

Current portion of debt % Change	$8.3 (23%)	$10.7	Decrease is primarily due to current year payments related to the Bolivian Syndicated Loan partially offset by transfers from long-term debt.

All other current liabilities % Change	224.0 7%	209.5	Increase reflects an increase in accrued handset inventory purchases in New Zealand, partially offset by a decrease in the fair value of the warrant liability. There was also a decline attributable to the cumulative foreign currency translation adjustment.

Long-term debt % Change	498.5 0%	496.5	Increases related to the New Zealand 2021 Senior Facilities Agreement entered into in July 2018 and to the Bolivian debt facility entered into in December 2018 were partially offset by transfers to current portion of long-term debt of installments due within one year as of December 31, 2018 and a decline attributable to the cumulative foreign currency translation adjustment.

All other non-current liabilities % Change	31.1 (18%)	38.1	Decrease is mainly due to the lower liability related to the 700 MHz license as a result of the annual installment payments made to the government of New Zealand.

Total shareholders' (deficit) equity % Change	(33.6 643%	)	6.2	Change is primarily due to the net loss during the year ended December 31, 2018 along with NuevaTel's dividends distributed to noncontrolling interests.

Total liabilities and shareholders' (deficit) equity	$728.3		$761.0

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP. Amounts related to the amortization of imputed discount on EIP receivables have been reclassified for all periods from Other, net and are now included as a component of service revenues and amounts related to the change in fair value of warrant liability have been reclassified from Other, net to conform to the current period presentation. These reclassifications had no effect on previously reported net (loss) income.

	For the Year Ended December 31,
	2018				2017
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Service revenues	$139.0	$141.0	$147.6	$148.9	$143.5	$153.0	$151.4	$152.2
Equipment sales	68.0	49.4	50.5	53.8	58.9	38.8	42.1	39.0
Total revenues	207.0	190.4	198.1	202.7	202.5	191.8	193.5	191.2
Operating expenses	(198.9)	(184.2)	(193.1)	(200.4)	(198.8)	(184.1)	(182.3)	(179.5)
Operating income	8.0	6.3	5.0	2.3	3.7	7.7	11.2	11.6
Interest expense	(12.2)	(11.1)	(11.5)	(11.1)	(11.1)	(11.2)	(18.5)	(19.0)
Change in fair value of warrant liability	0.3	0.9	2.8	2.3	5.6	-	3.5	-
Debt modification and extinguishment costs	-	(4.2)	-	-	-	-	(6.7)	-
Other, net	(0.3)	(4.9)	(0.5)	1.0	0.5	0.5	1.6	(1.2)
Loss before income taxes	(4.3)	(13.0)	(4.1)	(5.5)	(1.3)	(3.0)	(8.9)	(8.6)
Income tax benefit (expense)	-	(0.9)	(2.2)	(1.8)	(1.0)	(2.6)	(1.8)	(2.7)
Net loss	(4.2)	(13.9)	(6.3)	(7.3)	(2.4)	(5.6)	(10.8)	(11.3)
Net loss attributable to noncontrolling interests and prior controlling interest	0.3	5.5	2.9	2.8	2.6	1.4	5.2	5.4
Net (loss) income attributable to TIP Inc.	$(3.9)	$(8.4)	$(3.4)	$(4.5)	$0.3	$(4.1)	$(5.5)	$(5.9)

Net (loss) income attributable to TIP Inc. per share:
Basic	$(0.07)	$(0.15)	$(0.06)	$(0.09)	$0.01	$(0.10)	$(0.13)	$(0.14	)(1)
Diluted	$(0.07)	$(0.15)	$(0.07)	$(0.09)	$(0.03)	$(0.10)	$(0.16)	$(0.14	)(1)

(1) For the period from February 7, 2017 through March 31, 2017

Q4 2018 Recap

  Fourth quarter total revenues increased $4.5 million over same quarter in 2017, primarily due to an increase in equipment sales, partially offset by the adverse impact of the New Zealand dollar as compared to the U.S. dollar.

  Net loss for the three months ended December 31, 2018 increased $1.9 million as compared to the same period in 2017, primarily due to the decrease in gain resulting from the change in fair value of warrant liability for the three months ended December 31, 2018 as compared to the same period in 2017, partially offset by a decline in equipment subsidies.

  Adjusted EBITDA for the three months ended December 31, 2018 totaled $37.0 million, an increase of $4.1 million from the same period in 2017, driven by an increase in New Zealand which was partially offset by a decrease in Bolivia. In New Zealand, revenues increased over the same period in 2017, partially offset by an increase in total operating expenses. In Bolivia, the decline was mainly driven by the decline in service revenues.

  Cash flow provided by operating activities increased by $10.9 million for the three months ended December 31, 2018 compared to the same period in 2017. This change was mainly due to changes in certain working capital accounts, including an increase in the sale of EIP receivables for the three months ended December 31, 2018 as compared to the same period in 2017.

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment of assets, and changes in income taxes.

New Zealand and Bolivia

Trends in New Zealand and Bolivia’s service revenues and overall operating performance are affected by:

  Lower prepaid subscribers due to shift in focus to postpaid sales;
  Higher usage of wireless data due to migration from 3G to 4G LTE;
  Increased competition leading to larger data bundles offered for price which has contributed to lower data ARPU;
  Higher handset sales as more consumers shift to smartphones and higher-end devices;
  Stable postpaid churn, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;
  Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;
  Lower roaming revenue as network-coverage enhancements are made, as well as increased uptake of value-added roaming plans;
  Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;
  Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;
  Seasonal promotions which are typically more significant in periods closer to year-end;
  Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;
  Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decrease in costs associated with a decline in voice usage; and
  Higher costs associated with the retention of high-value subscribers.

Trends in New Zealand’s service revenues and operating performance that are unique to its fixed broadband business include:

  Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
  Subscribers bundling their service plans at a discount;
  Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;
  Availability of fiber services in a particular area or general network coverage;
  Lower general operating expenses and synergies from the wireless business; and
  Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of December 31, 2018, the Company had approximately $43.9 million in cash and cash equivalents of which $12.1 million was held by 2degrees, $27.0 million was held by NuevaTel, and $4.8 million was held at headquarters and others. The Company also had approximately $2.0 million in short-term investments at corporate headquarters and $13.4 million of available capacity on the line of credit facility in New Zealand as of December 31, 2018. Cash and cash equivalents decreased $3.2 million since December 31, 2017, primarily driven by purchase of property and equipment in 2018, partially offset by inflows provided by the ongoing operations of the business.

In November 2019, the license for 30 MHz of NuevaTel’s 1900 MHz spectrum holdings will expire. NuevaTel expects to renew the license and estimates that a payment of approximately $25 million will be due in the fourth quarter of 2019 prior to the expiration. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from the proceeds of the sale and leaseback of certain NuevaTel network towers (described below).

In December 2018, NuevaTel entered into an $8.0 million debt facility with Banco Nacional de Bolivia S.A. NuevaTel drew down the $8.0 million debt facility in two $4.0 million advances that occurred in December 2018 and January 2019. For additional information, see Note 8 – Debt to the Company’s Consolidated Financial Statements.

In February 2019, NuevaTel entered into an agreement to sell approximately 600 of NuevaTel’s towers to a Bolivian subsidiary of Phoenix Tower International (“PTI”) for expected cash proceeds of approximately $100 million. The transaction will close in stages as conditions to close are satisfied for the towers. The initial closing was completed in February 2019 for 400 towers and resulted in cash consideration of approximately $65 million. We expect to complete the remainder of the closings during 2019.

The towers subject to the transaction will be leased back to NuevaTel by PTI in connection with a multi-year agreement between the parties which establishes an initial tower lease term of 10 years with certain optional 5-year renewals.

Selected cash flows information

The following table summarizes the Consolidated Statement of Cash Flows for the periods indicated:

	For the Year Ended December 31,			% Variance
				2018 vs		2017 vs
(in millions)	2018	2017	2016	2017		2016

Net cash provided by (used in)
Operating activities	$74.6	$65.0	$49.0	15%		33%
Investing activities	(61.5)	(119.2)	(74.3)	48%		(60%	)
Financing activities	(15.9)	79.9	(19.1)	(120%	)	519%
Net increase (decrease) in cash and cash equivalents	$(2.8)	$25.7	$(44.4)	(111%	)	158%

Cash flow provided by operating activities

Cash flow provided by operating activities increased by $9.6 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This change was mainly due to a $17.9 million reduction in interest paid, net of capitalized interest, due to a partial repayment in February 2017 and the refinancing in May 2017 of the Trilogy 2019 Notes. This change was partially offset by changes in working capital including an increase in EIP receivables driven by higher volume of EIP receivables added in 2018 as compared to 2017.

Cash flow provided by operating activities increased by $16.0 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. This change was mainly due to $11.5 million of lower interest paid resulting from the above-mentioned 2017 repayment and refinancing of the Trilogy 2019 Notes, net of capitalized interest. Further, a decline in cash paid for income and withholding taxes also contributed to the increase in cash flow provided by operating activities.

Cash flow used in investing activities

Cash flow used in investing activities decreased by $57.7 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This decrease was primarily due to a reduction in purchases of short-term investments and an increase in maturities and sales of short-term investments in 2018 as compared to 2017. Further, spending for capital expenditures in Bolivia in 2018 was lower due to the timing of 4G LTE investments in 2018.

Cash flow used in investing activities increased by $44.9 million for the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily due to the proceeds from the sale of Trilogy Dominicana of $28.7 million in 2016. Additionally, cash used to purchase short-term investments, net of sales, increased by $24.2 million in 2017, contributing to the increase of cash used in investing activities. These changes were partially offset by reduced spending for capital expenditures in Bolivia as network expansion and 4G LTE buildout was more significant during the year ended December 31, 2016.

Cash flow used in financing activities
Cash flow used in financing activities increased by $95.8 million for the year ended December 31, 2018 compared to the year ended December 31, 2017. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017, partially offset by the refinancing and repayment, and related costs of the Trilogy 2019 Notes.

Cash flow provided by financing activities increased by $99.0 million for the year ended December 31, 2017 compared to the year ended December 31, 2016. This change is primarily due to the proceeds from the Arrangement that occurred on February 7, 2017, partially offset by the refinancing of the Trilogy 2019 Notes and the related costs incurred of $9.1 million in connection therewith.

Sale of trade receivables

In June 2015, 2degrees entered into a mobile handset receivables purchase agreement (the “EIP Sale Agreement”) with a third party New Zealand financial institution (the “EIP Buyer”). The EIP Sale Agreement provides an arrangement for 2degrees to accelerate realization of receivables from wireless subscribers who purchase mobile phones from 2degrees on installment plans. Under the agreement and on a monthly basis, 2degrees offers to sell specified receivables to the EIP Buyer and the EIP Buyer may propose a price at which to purchase the receivables. Neither party is obligated to conclude a purchase, except on mutually agreeable terms. The EIP Sale Agreement specifies certain criteria for mobile phone receivables to be eligible for purchase by the EIP Buyer. Trilogy evaluated the structure and terms of the arrangement and determined 2degrees has no variable interest with the EIP Buyer and thus Trilogy is not required to consolidate the entity in its financial statements.

Trilogy determined that the sales of receivables through the arrangement should be treated as sales of financial assets. As such, upon sale, 2degrees derecognizes the net carrying value of the receivables and recognizes any related gain or loss. Net cash proceeds are recognized in Net cash provided by operating activities.

2degrees has continuing involvement with the EIP receivables sold to the EIP Buyer through a servicing agreement. However, the servicing rights do not provide 2degrees with any direct economic benefit, or means of effective control. Further, the EIP Buyer assumes all risks associated with the purchased receivables and has no recourse against 2degrees except in the case of fraud or misrepresentation.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of December 31, 2018 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2020 to	2022 to	after
		December 31,	December 31,	December 31,	January 1,
	Total	2019	2021	2023	2024

(in millions)
Long-term debt, including current portion[1]	$516.5	$8.3	$154.2	$353.7	$0.3
Interest on long-term debt and obligations[2]	132.3	40.6	75.9	15.8	-
Operating leases	151.4	19.6	37.2	29.5	65.1
Purchase obligations[3]	128.3	57.5	40.4	15.1	15.3
Long-term obligations[4]	8.3	6.8	1.0	0.5	-
Total[5]	$936.8	$132.9	$308.6	$414.6	$80.7

[1]	Excludes the impact of a $2.8 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

[2]	Includes contractual interest payments using the interest rates in effect as of December 31, 2018.
[3]	Purchase obligations are the contractual obligations under service, product and handset contracts.
[4]

Includes the fair value of derivative financial instruments as of December 31, 2018. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

[5]

Excludes the impact of NuevaTel’s tower sale and lease back transaction as discussed in Note 20 – Subsequent Events to our Consolidated Financial Statements. NuevaTel’s total tower rent obligations in connection with the transaction are expected to be approximately $72 million over the initial 10 year lease term for the sites, the majority of which will be operating leases.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture to fund a portion of the country’s rural broadband infrastructure project. As of December 31, 2018, we have included the estimated outstanding obligation for 2degrees’ investments under this agreement of approximately $12.3 million, based on the exchange rate at that date, through 2022. This obligation is included in “Purchase obligations” in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

Effect of inflation
The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the financial statements as of December 31, 2018.

Transactions with Related Parties

Trilogy Equity Partners LLC, a private investment company in which John W. Stanton and Theresa E. Gillespie (“Stanton/Gillespie”) own a significant equity stake in addition to other investments, holds 403,728 Trilogy LLC Class C Units as of December 31, 2018.

Trilogy LLC has made a non-interest bearing loan to New Island Cellular, LLC (“New Island”), an entity with which one of Trilogy LLC’s members and former managers, Bruce Ratner, is affiliated, in an aggregate principal amount of approximately $6.2 million (the “New Island Loan”), the proceeds of which were used to cover additional taxes owed by New Island as a result of Trilogy LLC’s 2006 election to treat its former subsidiary, ComCEL, as a U.S. partnership for tax purposes. The New Island Loan is secured by New Island’s Trilogy LLC Units but is otherwise non-recourse to New Island. The New Island Loan will be repaid when and if (i) distributions (other than tax distributions) are made to the members of Trilogy LLC, with the amounts of any such distributions to New Island being allocated first to the payment of the outstanding amounts of the New Island Loan, or (ii) New Island transfers its Units to any person or entity (other than an affiliate that assumes the New Island Loan). The outstanding receivable balance is offset against additional paid in capital on our Consolidated Balance Sheet.

2degrees had two separate loans from wholly owned subsidiaries of Trilogy LLC, which are eliminated upon consolidation, totaling approximately $23.0 million (including accrued interest) as of December 31, 2018. In March 2019, 2degrees paid $10.0 million to one of the wholly owned subsidiaries of Trilogy LLC, reducing the aggregate amount of these loans. If all conversion rights under such loans were exercised at December 31, 2018 and adjusted for the March 2019 payment, the impact would be an increase in Trilogy LLC’s current 73.3% ownership interest in 2degrees by approximately 0.5%, subject to certain pre-emptive rights.

The Company and its officers have used, and may continue to use, jet airplanes for Company purposes owned by certain of the Trilogy LLC founders. The Company reimburses the Trilogy LLC founders at fair market value and on terms no less favorable to the Company than the Company believes it could obtain in comparable transactions with a third party for the use of these airplanes. For the years ended December 31, 2018, 2017 and 2016, the Company reimbursed the Trilogy LLC founders approximately $23 thousand, $197 thousand and $120 thousand, respectively, for the use of their airplanes.

For additional information on related party transactions, see Note 19 – Related Party Transactions to our Consolidated Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements. The preparation of the Company’s Consolidated Financial Statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the notes to the Consolidated Financial Statements, there have been no other changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in the Consolidated Financial Statements (see Note 9 – Derivatives Financial Instruments).

Disclosure of Outstanding Share Data

As of the date of this filing, there were 57,925,319 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Trilogy LLC Class C Units (including unvested units) – redeemable for Common Shares	26,409,543

Warrants	13,402,685

Restricted share units (unvested)	1,213,528

Deferred share units	112,140

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 41,137,896 Common Shares.

Dividend Paid

In 2018 and 2017, TIP Inc. paid dividends of C$0.02 per Common Share. The dividend paid in 2018 was declared on April 2, 2018 and paid to holders of record of Common Shares as of April 16, 2018. The dividend paid in 2017 was declared on March 21, 2017 and paid to holders of record of Common Shares as of April 28, 2017. Eligible Canadian holders of Common Shares who participated in the Company’s dividend reinvestment plan had the right to acquire additional Common Shares at 95% of the volume-weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days immediately preceding the dividend payment date, by reinvesting their cash dividends, net of applicable taxes. As a result of shareholder participation in the dividend reinvestment plan, 34,734 Common Shares were issued to existing shareholders in 2018 and 17,416 Common Shares were issued to existing shareholders in 2017. A total cash dividend of $0.7 million was paid to shareholders that did not participate in the dividend reinvestment plan in 2018 and the cash payment was recorded as financing activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2018.

Concurrent with the payment of the TIP Inc. dividends, in accordance with the Trilogy LLC amended and restated Limited Liability Company agreement, dividends in the form of 137,256 and 85,663 additional Trilogy LLC Class C Units were issued on economically equivalent terms to the holders of Trilogy LLC Class C Units in 2018 and 2017, respectively.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized above under the heading “Cautionary Note Regarding Forward-Looking Statements” and are more fully described in under the heading “Risk Factors” in the 2018 AIF filed by TIP Inc. on SEDAR and on EDGAR (with TIP Inc.’s Annual Report on Form 40-F) on March 27, 2019 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Based on management’s evaluation, the CEO and the CFO concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing and maintaining effective “internal control over financial reporting” as such term is defined by the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. The Company’s internal control over financial reporting include:

  maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets and consolidated entities;

  providing reasonable assurance that transactions are recorded as necessary to permit the preparation of the Consolidated Financial Statements in accordance with U.S. GAAP and that receipts and expenditures by the Company and its subsidiaries are being made only in accordance with the authorization of the Company’s management and directors; and

  providing reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Consolidated Financial Statements.

Management of the Company, under the supervision and with the participation of the CEO and CFO, assessed the Company’s internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2018. This evaluation included a review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Management believes the Consolidated Financial Statements fairly present in all material respects the Company’s financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

2degrees has experienced significant growth in operations and resulting revenues and expenses. As reported in TIP Inc.’s MD&A, for the years ended December 31, 2017 and December 31, 2016, management concluded that certain control deficiencies existed that, in the aggregate, were determined to be a material weakness. The material weakness related to a lack of accounting, compliance, and IT control processes and documentation at 2degrees. In addition, management concluded that 2degrees had insufficient staffing to support these processes and oversee the increased scale and complexity in the business during the expansion that 2degrees had experienced since its launch. As a result, the documentation, rigor, and level of precision of the review process related to periodic reconciliations for certain key accounts as well as IT processes were found to be deficient. Based on an evaluation as of December 31, 2018, management concluded that the material weakness had been remediated. In connection with its remediation efforts, the Company did not become aware of any material financial errors related to previously reported periods.

Changes in Internal Control over Financial Reporting

During 2018, the Company completed the following remediation activities to address the material weakness identified during the testing of the operating effectiveness of internal controls over financial reporting for the years ended December 31, 2017 and December 31, 2016:

  Hired additional staffing in compliance and IT areas at 2degrees and further developed IT oversight processes and controls;

  Engaged external specialists to assist in the documentation and review of its internal controls;

  Enhanced controls to provide reasonable assurance that accounts were complete, accurate and agreed to detailed support, and that account reconciliations were properly performed, reviewed appropriately and approved; and

  Redesigned general IT controls over user access privileges, unauthorized access, change management and segregation of duties.

These improvements have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting resulting from such material weakness.

Except as disclosed above, there have been no other significant changes made to the Company’s internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures or internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, due to their inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements and fraud.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. TIP Inc. will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage the capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Loss from continuing operations (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Loss from continuing operations.

Consolidated Adjusted EBITDA

	For the Year Ended December 31,
(in millions)	2018	2017	2016
Loss from continuing operations	$(31.7)	$(30.1)	$(40.6)

Interest expense	45.9	59.8	69.1
Depreciation, amortization and accretion	111.9	106.9	105.5
Debt modification and extinguishment costs	4.2	6.7	3.8
Change in fair value of warrant liability	(6.4)	(9.1)	-
Income tax expense	4.9	8.2	7.6
Other, net	4.7	(1.3)	1.8
Equity-based compensation	5.9	2.9	2.7
Loss on disposal and abandonment of assets	1.3	0.7	0.6
Acquisition and other nonrecurring costs(1)	4.0	5.8	4.2
Consolidated Adjusted EBITDA(2)	$144.7	$150.4	$154.7
Consolidated Adjusted EBITDA Margin	25%	25%	26%

(1)2017 and 2016 primarily includes costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publicly traded entity. 2018 includes costs related to the implementation of the new revenue recognition standard of approximately $2.0 million for the year ended December 31, 2018 among other nonrecurring costs.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to (decrease) increase Adjusted EBITDA by $(0.2) million, $(0.4) million and $0.1 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the Trilogy 2022 Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA as defined in the indenture, to Consolidated Adjusted EBITDA.

Trilogy LLC Consolidated EBITDA
	For the Year Ended December 31,
(in millions)	2018	2017	2016

Consolidated Adjusted EBITDA	$144.7	$150.4	$154.7
Realized gain (loss) on foreign currency	1.4	2.0	(0.5)
Interest income	0.5	0.7	-
Fines and penalties	(4.3)	(0.3)	(2.4)
Adjustment for liability classified equity-based awards	0.3	0.8	(1.0)
TIP Inc. Adjusted EBITDA	0.4	0.4	-
Trilogy LLC Consolidated EBITDA	$143.0	$154.0	$150.8

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for wireline subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy

	For the Year Ended December 31,
(in millions)	2018	2017	2016

Cost of equipment sales	$233.8	$197.7	$197.9
Less: Equipment sales	(221.6)	(178.8)	(178.8)
Equipment Subsidy	$12.2	$18.8	$19.1

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

  Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

  Wireless data revenues (“data revenues”) is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service (“MMS”) and value-added services that are conducted by the subscriber over the wireless network through their device. Beginning with the third quarter of 2018, data revenues no longer include revenues from the use of SMS.

  Wireless service revenues (“wireless service revenues”) is a component of total revenues that excludes wireline revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU and data as a percentage of wireless service revenue calculations.

  Wireless data average revenue per wireless user is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

  Churn (“churn”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

  Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total Sales and Marketing expense plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

  Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

  Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total service revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.